UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November, 2006

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec City, Quebec, Canada G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

In November 2006, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited financial statements and management’s discussion and analysis thereof for its fiscal year ended August 31, 2006. At the same time, it also issued a cover letter, its notice of its annual shareholders’ meeting, its form of proxy and its management proxy circular. This report on Form 6-K sets forth said documents.

The annual report containing the Corporation’s annual audited financial statements and management’s discussion and analysis for its fiscal year ended August 31, 2006, a cover letter, its notice of annual shareholders’ meeting, its form of proxy and its management proxy circular are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: November 29, 2006

Annual Report
2006

Telecom Test and Measurement

Mission Statement
EXFO’s mission is to be a world leader in telecommunications test and measurement equipment. This goal will be achieved through the pursuit of excellence and the full commitment of all our employees to exceed customer expectations with market driven innovation setting the highest standards.

Corporate Profile
EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents our main business activity, offers fully integrated and complete test solutions to network service providers (NSPs), cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. We are the global market leader for portable optical test solutions and a leading supplier of protocol and copper access test solutions to enable triple-play services over converged, IP networks. Our PC/Windows-based modular FTB-200, FTB-400 and IQS-500 test platforms host a wide range of test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. Our Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors, such as those required for microelectronics and optoelectronics. These solutions are based on advanced spot-curing, fluorescence microscopy and nanopositioning technologies. For more information about EXFO, visit www.EXFO.com.

Financial Highlights
Letter to Shareholders
Corporate Highlights
Telecom Division
Life Sciences & Industrial Division
Management’s Discussion and Analysis
Management’s Reports
Report of Independent Auditors
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Board of Directors
Management and Corporate Officers
Corporate Governance Practices
Glossary
Shareholder Information
Worldwide Offices

Cover Letter
Notice of Annual General Meeting of shareholders
Form of Proxy
Management Proxy Circular

Forward-looking statements
This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors, including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our, ability to quickly adapt cost structures with anticipated levels of business, and our ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Trademarks and logos
EXFO and the EXFO logo are registered trademarks of EXFO Electro-Optical Engineering Inc. in Canada, the United States and/or other countries. Other EXFO product names or logos referenced in this document are either trademarks or registered trademarks of EXFO Electro-Optical Engineering Inc. or of its affiliated companies. All other product names and trademarks mentioned herein are trademarks of their respective owners. However, neither the presence nor absence of the identification symbols ® or ™ affects the legal status of any trademark.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

Financial Highlights
(tabular amounts in thousands of US dollars, except per share data)

Consolidated Statements of Earnings Data	2006	2005	2004	2003	2002
Sales	$128,253	$97,216	$74,630	$61,930	$68,330
Gross margin (1)	$70,978	$53,157	$40,074	$25,733	$15,964
	55.3%	54.7%	53.7%	41.6%	23.4%
Selling and administrative	$40,298	$31,782	$25,890	$26,991	$33,881
	31.4%	32.7%	34.7%	43.6%	49.6%
Net research and development	$15,404	$12,190	$12,390	$15,879	$12,782
	12.0%	12.5%	16.6%	25.6%	18.7%
Earnings (loss) from operations (2)	$8,062	$(199)	$(10,570)	$(39,584)	$(74,783)
	6.3%	(0.2%)	(14.1%)	(63.9%)	(109.4%)
Net earnings (loss)	$8,135	$(1,634)	$(8,424)	$(54,950)	$(308,524)
	6.3%	(1.7%)	(11.3%)	(88.7%)	(451.5%)
Basic and diluted net earnings (loss) per share	$0.12	$(0.02)	$(0.13)	$(0.87)	$(5.09)

Consolidated Balance Sheets Data
Cash and short-term investments	$111,290	$112,002	$89,128	$57,376	$49,681
Working capital	$143,985	$135,288	$115,141	$77,408	$91,374
Total assets	$219,159	$190,957	$172,791	$146,254	$177,926
Long-term debt (excluding current portion)	$354	$198	$332	$453	$564
Shareholders’ equity	$196,234	$173,400	$157,327	$129,826	$165,406

(1)
Including inventory write-offs of $4,121,000 and $18,463,000 for the years ended August 31, 2003 and 2002, respectively, and nil for the years ended August 31, 2006, 2005 and 2004. Including an unusual gain of $473,000 for the year ended August 31, 2003, and nil for the years ended August 31, 2006, 2005, 2004 and 2002.

(2)
Including stock-based compensation costs, inventory and tax credit write-offs, unusual grants recovery, amortization of intangible assets, impairment of long-lived assets and goodwill as well as restructuring and other charges of $4,723,000, $6,091,000, $7,878,000, $22,943,000 and $57,451,000 for the years ended August 31, 2006, 2005, 2004, 2003 and 2002, respectively.

Dear Shareholders,

Following the completion of fiscal 2006, I am pleased to report significant growth in revenue and profitability for your company. I am convinced that these results compare favorably to those of our peers, and that we’re better positioned than ever to take advantage of the vibrant telecom industry offering excellent long-term market perspectives. In the following lines, I would like to comment on the state of your company, highlight some recent developments and, more importantly, provide an overview of some of our future directions.

EXFO was among the last companies to be impacted by the telecommunications downturn in 2001 and first to recover with sales growth of 20.5% in fiscal 2004, 30.3% in 2005 and 31.9% in 2006, including 12 consecutive quarters of growth. This remarkable performance was accomplished mainly through market-share gains, since our end-markets reportedly experienced negative growth in 2004 and increased in the mid-single digits in 2005 and 2006. Looking back at EXFO’s history, capturing market share has not been the exception but rather the rule, as we believe that we have grown faster than our end-markets in each and every one of our 21 years in existence.

Our bottom line improved faster than our top line in the last few years with GAAP net earnings of $8.1 million in fiscal 2006, or $0.12 per diluted share, thus extending our sequence to seven consecutive quarters of GAAP profitability. GAAP net earnings in 2006 included $4.4 million in amortization of intangible assets, $1.0 million in stockbased compensation costs, $0.6 million in impairment of long-lived assets and a government revenue grant of $1.3 million.

Fiscal 2006 was a very productive year as demonstrated by the performance highlights listed below. These excellent results were achieved despite a strong headwind from the strengthening Canadian dollar, customers consolidating and competitors intensifying pricing pressure.

EXCELLENT PERFORMANCE

-	Increased sales 31.9% to $128.3 million in 2006 mainly through organic growth;
-	Delivered sales growth of 34.0% and 22.1% year-over-year for our Telecom Division and Life Sciences & Industrial Division, respectively;
-	Posted sales CAGRs of 27.5% and 20.9% over the last three and ten years, respectively, despite a major telecom crisis in 2001;
-	Achieved GAAP net earnings of $8.1 million and GAAP operating margin of 6.3%;
-	Generated $0.31 in earnings before income taxes for every additional dollar of revenue in 2006 over 2005;
-	Produced $12.3 million in cash flows from operating activities;
-	Derived 37.1% of sales from new products on the market two years or less;
-	Acquired Consultronics for $19.1 million in cash, strategically positioning EXFO for the triple-play, broadband access test market;
-	Consolidated leadership position in the portable optical test market with a third consecutive Growth Strategy Leadership Award from Frost & Sullivan for achieving highest organic market-share gains;
-	Posted best sales and bookings year in company history for protocol business, which is growing much faster than our Telecom Division; and
-	Received Product Differentiation Innovation Award from Frost & Sullivan for new portfolio of protocol test solutions dedicated to next-generation and traditional SONET/SDH networks.

WHY WE EXCEL

Given that hope is not a strategy at EXFO, our performance is not the result of good fortune. We choose our battles and win them on the strength of market-driven innovation, outstanding execution, unique modular platform design and quality people at every level of our organization.

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Market-driven innovation. We are first and foremost a market-driven company, highly focused on anticipating market trends and developing value-added solutions that go beyond satisfying our customers’ requirements. Our aim is to deliver targeted products with just the right features to customers on a global basis.

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Outstanding execution. Market-driven innovation provides us with superior products and early market advantages over competitors. But paying meticulous attention to all aspects of the customer experience, combined with outstanding product quality and proficient technical expertise, enables us to expand our customer base and convert these short-term advantages into long-term market-share gains.

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Unique modular platform design. A decade ago, we were the first in our industry to introduce PC-based, Windows-driven modular test platforms — sharing a common series of test modules — for different end-markets. We have continued to build on our first-mover advantage with the launch of next-generation platforms and additional best-in-class test modules in order to expand our technology base. This unique platform strategy provides our customers with costefficient and scalable test solutions, while allowing us to leverage R&D investments across multiple end-markets.

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Quality people. Around the world, we have a long list of employees who share a common passion for excellence and a real dedication to serve our customers. These people, prominent within all levels of our organization, always place customers first and spare no efforts to succeed as finishing second is not an option for them. I refer to these people as “EXFO bluebloods.” Their hard work, enthusiasm and commitment are among the main reasons why EXFO is a winner in my book.

EXECUTION IN FISCAL 2006

A few years ago, the Canadian Institute of Chartered Accountants (CICA) recommended that public companies publish performance metrics to help investors better evaluate the performance of management teams. As an early adopter of this guideline, EXFO provided the following metrics for fiscal 2006:

Goal	Metric	Result
Increase sales through market-share gains	25% sales growth year-over-year*	31.9% sales growth year-over-year
Maximize profitability	GAAP operating margin of 5%	GAAP operating margin of 6.3%
Focus on innovation	40% of sales from new products	37.1% of sales from new products
* Sales growth metric was updated at the end of the second quarter in 2006 to reflect mid-year results and Consultronics acquisition.

Sales growth. Given strong sales growth in our two divisions and the Consultronics acquisition in January 2006, we raised our performance metric from 15% to 25% midway through the fiscal year. We still surpassed the revised goal with 31.9% growth in 2006, largely due to market-share gains. Frost & Sullivan, a leading market research firm in the test and measurement industry, confirmed our market-share gains by naming EXFO recipient of its Growth Strategy Leadership Award for the third consecutive year. According to Frost & Sullivan, EXFO increased its market share from 10.3% in 2004 to 11.0% in 2005 for third place overall in the global fiber-optic test equipment market and was the only supplier among the top five to deliver significant organic growth. Based on the June 2006 report, EXFO also increased its leadership position in the portable field instrumentation market segment from an estimated 22.2% to 23.0% during the same period.

Profitability. We completed fiscal 2006 with a GAAP operating margin of 6.3% versus our published metric of 5%. I am particularly pleased by the improvement in our gross margin for a third consecutive year, reaching 55.3% in 2006 despite pricing pressure and the strengthening of the Canadian dollar versus the US dollar (29.1% over last three years and 7.3% in FY 2006). I remain confident that our gross margin will attain 60% in the not-too-distant future as highermargin protocol revenues, better absorption of fixed costs on higher sales volumes, specific internal initiatives, and currency stability come into play. For every additional sales dollar in 2006 over 2005, $0.31 flowed to earnings before income taxes, demonstrating excellent leverage in our operating model.

Innovation. Sales from new products (on the market two years or less) accounted for 37.1% of total sales in 2006 versus our stated goal of 40%. Despite missing this aggressive innovation target, I am proud of our accomplishments, since new products with their built-in superior performance and lower cost of goods contributed significantly to raising revenues, gross margin and operating margin in 2006. I am also pleased that several of our successful FTTx products, moving down to the denominator part of the ratio as they’ve been on the market for more than two years, still strongly contributed to our sales performance. I firmly believe that our innovation mark is well above the industry average.

EXCITING MARKET DRIVERS FOR 2007 AND BEYOND

Global market demand for telecom test and measurement equipment should remain strong in the years to come as most network service providers (NSPs) are increasing capital expenditures to upgrade their networks for converged IP services and triple-play offerings. These market forces create needs for differentiated test solutions to help NSPs accelerate deployment and ensure service quality in their network build-outs.

EXPECTING IPTV TO DRIVE IP MIGRATION

With the ongoing globalization of the world’s economy and the emergence of new consumer markets, NSPs are poised to capitalize on growing demand for communications and entertainment services. Early in 2006, some smaller telecom operators launched broadcastquality video services based on IP communications. This technology, better known as IPTV, allows telephone companies (telcos) to efficiently offer TV, HDTV and interactive TV services to their broadband subscribers. Tier-1 and Tier-2 telcos are expected to launch similar IPTV services on a large-scale basis later in 2007. While Web-based streaming video is offered for free on a best-effort basis, IPTV, whom many regard as the broadband “killer application,” will require a high level of performance to ensure a quality user experience. NSPs, after all, don’t want customer churn to prevent a meaningful return on their massive investments.

To deliver a wide range of differentiated IP services, NSPs will continue transforming their legacy, circuit-switched networks into highly efficient, flexible and scalable packet-based IP architectures. NSPs have already proven they can generate significant revenues from higher-margin services on hybrid networks, while reducing operating costs. IPTV should only accelerate the migration towards fully converged, IP-based networks, since it typically allows NSPs to nearly double average revenue per user (ARPU).

EXPANDING BANDWIDTH IN ACCESS NETWORKS

The increasing reliance on telecom and IP-related services will continue driving bandwidth consumption, thus pushing the deployment of fiber deeper into access networks. Competition between telcos and cable TV operators (cablecos) has intensified as triple-play offerings are announced almost daily. Hybrid architectures combining copper and fiber (FTTC and FTTN) will keep expanding worldwide, since this is the quickest and least expensive method to increase bandwidth. To remain competitive with cablecos, telcos are migrating from former ADSL, to current ADSL2+, and onto future VDSL2+ technologies as interoperability becomes a reality. Telcos, however, will increasingly opt for all-fiber, PON-based architectures (FTTP) to meet heightened bandwidth requirements and to future-proof their networks. These decisions will apply not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as operating costs are less than FTTC and FTTN architectures and costs of deployments are falling. We are still in the early stages of building access networks around the world.

EXPLOITING METRO AND LONG-HAUL NETWORKS

Metro network deployments, taking advantage of carrier-grade Ethernet and metro-Ethernet technologies, are moving ahead to handle large increases in bandwidth consumption in access networks. These network upgrades, in turn, will eventually place a strain on long-haul networks, where excess capacity created by massive overspending in the late-90s is gradually being consumed. NSPs are more than ever committed to deploying next-generation SONET/SDH transport technologies, while 40 Gb/s deployments are not far behind.

EXCELLENT POSITIONING IN TELECOM MARKETS

We anticipated these market trends and directed a significant part of our R&D efforts to bring NSPs the distinctive product offering they have come to expect from EXFO for installation and maintenance applications and, increasingly, for network quality assurance. In addition, we have increased interaction with system vendors, both in terms of partnerships and product offerings, since they are the key players defining and designing the networks of the future. Consequently, we have widened our competitive advantage, based on our FTB-200, FTB-400 and IQS-500 modular platforms and extensive line of test modules, and developed new test solutions for converged, IP networking. I am confident that we will commercially leverage our technological leadership in installation and maintenance applications — up to 10 Gb/s Ethernet and 10 Gb/s next-generation SONET/SDH testing. I also maintain that protocol sales, substantially above 10% of optical sales in 2006 and growing significantly faster than the company overall, will equal optical revenues in the next three to five years.

On the optical testing front, we have strengthened our dominant market position for access networks both in terms of new network architectures (FTTH, FTTC, FTTN) and technologies (BPON, GPON, EPON). Look for us to enhance our presence with an expanded offering for twisted-copper-pair testing of IPTV and VoIP services in the last mile now that Consultronics has been fully integrated. As well, we will take advantage of our technical expertise in optical testing for upcoming deployments of 40 Gb/s systems in long-haul networks. In a nutshell, we will expand our product offering from access to core, touching on various levels of the network to fuel our long-term growth.

EXPERTISE IN LIFE SCIENCES AND INDUSTRIAL MARKETS

On the life sciences and industrial side, we will continue leveraging technologies developed or acquired for optical component manufacturing applications into non-telecom markets. Overall, I am satisfied with the results delivered by this division.

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Our OmniCure product line, focused on UV spot-curing applications, has enjoyed significant growth within the medical and optoelectronics industries. These diverse markets, largely influenced by the miniaturization trend, are expanding worldwide with Asia showing the largest year-over-year growth.

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Our X-Cite series, an add-on illumination system for high-end microscopes, has entrenched itself as a market leader in various research areas. The global fluorescence microscopy market is growing in mid-single digits, while live cell and quantitative imaging are increasingly gaining traction.

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Our Burleigh nanopositioning product line, mainly designed for cellular micromanipulation, continues to demonstrate strong brandname recognition and loyal following with electrophysiologists. It targets a stable growth market focused on fundamental neuroscience and drug discovery.

LOOKING TO EXCEED OUR OBJECTIVES IN 2007

EXFO remains committed to best practices in corporate governance and, as such, I am pleased to provide the following performance metrics for fiscal 2007. Please note that these management goals should not be confused with guidance.

-	Grow revenues by at least 20% year-over-year;
-	Generate a GAAP operating margin of more than 7%; and
-	Derive at least 35% of sales from new products (on the market two years or less).

Looking ahead to 2007, we will strengthen our competitive position by leveraging the aforementioned market drivers, both organically and through strategic acquisitions if stringent criteria are met. Our strong balance sheet, including $111.3 million in cash, combined with superior execution and disciplined management, should enable us to sustain growth. On the operations side, we will increasingly take advantage of talent pools around the world to cost-effectively design and manufacture innovative test solutions. These initiatives will improve our ability to face pricing pressure, account consolidation and market expansion on a global basis, while accelerating product innovation as we privilege longterm advantages over short-term gains. In doing so, we will continue to build one of the most respected brand names in the telecom test and measurement industry, while bolstering shareholder value.

I would be remiss if I did not mention the efforts deployed internally to be compliant with Section 404 of Sarbanes-Oxley. It has proven to be a major undertaking during the last two years to ensure that our internal processes meet the highest standards, but it also has enabled us to review how and why we do things at EXFO. Ultimately, it has improved our overall efficiency.

A final word of thanks to the three pillars of our company, namely customers, employees and shareholders. Without your unwavering belief, support and commitment to our long-term vision, EXFO would not be as well-positioned as it is today to keep growing on a profitable basis. I would also like to extend my appreciation to our Board of Directors, whose wise counsel and staunch support represent invaluable assets to the company.

Sincerely,

Germain Lamonde
Chairman, President and Chief Executive Officer
October 25, 2006

Corporate Highlights — Fiscal 2006

August 2006
-	Posts sales growth of 31.9% year-over-year
-	Completes fiscal 2006 with a total of 18 new products
-	Adds optical transport network (OTN) testing to protocol portfolio

June 2006
-	Receives Growth Strategy Leadership Award from Frost & Sullivan forthird consecutive year
-	Releases VoIP/DSL test set

May 2006
-	Introduces CoLT-450P, an enhanced solution for IPTV-over-DSL and triple-play testing
-	Launches compact Ethernet test solution

April 2006
-	Releases X-Cite®120 XL Fluorescence Illumination System

March 2006
-	Launches new EPON/GPON power meter for service-activation testing and troubleshooting of FTTx networks

February 2006
-	Introduces SONET/SDH test modules for FTB-200 Compact Platform
-	Launches next-generation SONET/SDH test modules for FTB-400 Universal Test System
-	Releases next-generation SONET/SDH test modules for IQS-500 Intelligent Test System

January 2006
-	Acquires assets of Consultronics
-	Introduces FTB-200 Compact Platform for multi-layer, multi-medium testing
-	Launches AXS-100 OTDR for FTTx test applications

November 2005
-	Receives sole-source approval for all fiber deployment applications by Deutsche Telekom
-	Releases protocol analysis software for field-test applications on Ethernet networks

September 2005
-	Launches 10 Gigabit Ethernet test solution for manufacturing and lab environments
-	Releases next-generation Fibre Channel test solution for manufacturing and lab environments

Telecom Division

BREAKING NEW GROUND WITH OUR EXPERTISE

EXFO continues to break new ground in the telecom test and measurement space. For several years, network service providers had built up their core and metropolitan optical networks to handle enormous growth in voice, data and video traffic. As a trusted partner, EXFO was there all along to resolve their complex testing issues with leading-edge test solutions. By enabling the installation, maintenance and troubleshooting of these networks, we inevitably assumed a leadership position. Now that fiber rollouts have shifted to access networks, EXFO is once again at the heart of efforts to bring broadband communications to homes and businesses. We first work closely with lead customers to define the necessary test methods for FTTx deployments and service activation, and then develop the right products to meet their requirements. Case in point: EXFO released the industry’s first PON-specific power meter (PPM-350B), a low-cost handheld instrument designed for service activation and troubleshooting of FTTx networks. Our long-standing presence in the industry — 21 years and counting — facilitates this kind of market-driven innovation.

As a result, EXFO has quickly entrenched itself as the dominant player in the high-growth FTTx market segment. In 2006, we remained attuned to our customers’ needs by launching the handheld AXS-100 OTDR for FTTx applications and GPON/EPON power meter for higher-bandwidth requirements in access networks. Following the fiscal yearend, we introduced FiberFinder™, a handy device to ensure that live fibers are not inadvertently disconnected in crowded fiber cabinets and patch panels. EXFO also released the next-generation IQS-12001B Cable Assembly and Component Test System, which boasts FTTx component testing capabilities. Once again, it all begins by listening to our customers and deploying our expertise.

EXTRAORDINARY PLATFORM STRATEGY: GOOD, BETTER AND BEST

EXFO was first-to-market with PC-based, Windows-driven test platforms more than 10 years ago for field-test and manufacturing/lab applications. This common platform strategy enabled us to develop a high-end test solution for one market segment, and then leverage it across other segments to maximize revenues. By reusing technology, we gained the necessary time to develop superior test solutions and establish a sizeable market lead through the release of next-generation platforms (FTB-400 Universal Test System and IQS-500 Intelligent Test System) as well as new test modules. In 2006, we continued to build on our first-mover advantage with the introduction of the cost-effective FTB-200 Compact Platform for the Supertech. This lightweight handheld unit, which can hold up to two field-test modules, has been optimized for multi-medium and multi-layer characterization of access networks. As a result, our “Good, Better and Best” platform approach enables us to meet various customer needs, performance levels and price points more efficiently, while delivering better all-around test solutions.

EXPANDING MARKET SHARE, IT’S IN OUR DNA

Market-share gains have always been an integral part of EXFO’s DNA. We believe that we have grown faster than our end-markets every year since beginning operations in 1985. Confirming our internal numbers, Frost & Sullivan, a leading market research firm in the test and measurement industry, named EXFO recipient of the Growth Strategy Leadership Award for a third consecutive year in 2006. EXFO was the only company to achieve significant organic growth in the fiber-optic test equipment market in calendar 2005, moving from 10.3% to 11.0% for third place in the global industry and from 22.2% to 23.0% for the No. 1 spot in the portable installation and maintenance test market segment. But there’s no silver bullet for gaining market share. We will remain diligent in our quest to understand market requirements, develop innovative test solutions and offer best-in-class customer service. Sure enough, these traits also happen to be part of our genetic makeup.

EXCELLENT FIT WITH CONSULTRONICS

The Consultronics acquisition has proven to be an excellent fit. EXFO had already established itself as the supplier of choice for characterizing fiber-to-the-premises (FTTP) rollouts from the central office to residential and business subscribers. On the other hand, we were forced to hand last-mile testing applications in fiber-to-the-curb (FTTC) and fiber-to-the-node (FTTN) configurations to competitors, since it involved testing copper local loops and related services. Enter Consultronics. This leading supplier of test solutions for copper-based broadband access networks enables EXFO to offer end-to-end test solutions to its customers. Consultronics not only provided a wide range of DSL test sets, but also introduced value-added testing features for IPTV, VoIP and high-speed Internet. End result: EXFO is now leading the way in triple-play deployment testing.

EXCLUSIVE PROTOCOL TEST PORTFOLIO

Timing is everything in the test and measurement industry. Witness the worldwide trend among telcos towards migrating their traditional, circuit-switched voice networks to packet-based, IP architectures. EXFO, who had the foresight to invest in next-generation IP test technologies for the past three years, is now well-positioned to meet this growing market demand. In 2006, we successively launched nextgeneration and traditional SONET/SDH test solutions for our three modular test platforms — namely, our FTB-200 Compact Platform for field-testing duties, our FTB-400 Universal Test System for advanced diagnostics in central offices, and our IQS-500 Intelligent Test System, dedicated to manufacturing and R&D applications — for testing transmission rates reaching 10 Gb/s. We also added optical transport network (OTN) testing capabilities, better known as ITU-T G.709, to offer the most compact OTN field-portable test solution on the market in tandem with the FTB-200. In recognition of our exclusive product portfolio for characterizing next-generation and traditional SONET/SDH networks, Frost & Sullivan named us recipient of the 2006 Product Differentiation Innovation Award. This award is presented annually to the telecom test and measurement supplier that best demonstrates the ability to develop products with more innovative capabilities than competing vendors.

EXCITING DEVELOPMENT IN NETWORK MONITORING

Network service providers are increasingly seeking to improve network reliability through distributed automated network monitoring. EXFO had been an established player in this market segment with its remote fiber test system (RFTS) for monitoring fiber plants. In 2006, we expanded our product offering via turnkey voice and VoIP monitoring test systems from the Consultronics acquisition and gained customer traction, as demonstrated by recent contract wins.

Life Sciences and Industrial Division

REDEFINING INNOVATION

Over the years, we have acquired and developed technologies that leverage our telecom expertise into various life sciences and high-tech industrial markets. Our ability to reuse these core technologies in several adjacent markets necessitates a different kind of innovation. It requires ingenious, market-driven people capable of discerning and developing new opportunities. At EXFO, we continue to redefine innovation with the following three product lines:

X-CITE

Ultraviolet and visible spot-curing technologies were initially brought to market at EXFO for bonding optical components. We soon realized we could leverage them for fluorescence microscopy applications. The end-result is the X-Cite series, a family of highintensity light sources providing unmatched performance for laboratory microscopes. In 2006, we released the X-Cite 120 XL, a next-generation system delivering superior image quality and 2000 hours of warranted lamp life — a first in the industry. To put this latest product development into perspective, the X-Cite 120 XL lasts 60% longer than the previous model (X-Cite 120) and up to 10 times longer than conventional illumination systems. The X-Cite 120 XL is a self-contained illumination unit separate from a microscope. A simple light-guide attachment through patented coupling optics ensures a uniform field of view with no heat from the lamp being transferred to the sample under study. Most of the major microscope manufacturers around the world are reselling this innovative solution to their existing base of customers.

OMNICURE

Over the last two decades, we have become the global leader in light-based curing and precision assembly of medical, microelectronic, digital printing and optical devices. Our ultraviolet/visible spot-curing products deliver precise doses of the appropriate spectral light onto photosensitive adhesives and other materials to significantly reduce curing time. A proprietary closed-loop feedback technology allows the user to select the required output levels, lock in the settings and continuously maintain them to ensure repeatable cures. Our state-of-the-art OmniCure Series 2000, based on 2000 hours of warranted lamp life, is a high-end automated system that can easily be controlled externally from a personal computer. These latest technological enhancements deliver stronger cures, heightened efficiency and reduced manufacturing costs for our customers. Sometimes innovation can be measured by improvements to the bottom line.

BURLEIGH

Innovation doesn’t have to be rocket science, but sometimes it reaches those lofty heights. Our Inchworm motors, offering unmatched nanometer-scale resolution over relatively long travel, have manifold applications in the semiconductor and space industry. Even NASA has used our technology. These instruments are also highly useful for life science research, manufacturing and other advanced applications. In addition, we offer a unique line of piezoelectric-based positioning systems and high-performance mounting solutions — combining stability with extremely smooth and predictable instrument motion — to enable ground-breaking research in cell manipulation, electrophysiology and in-vitro fertilization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2004, 2005 and 2006, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 20 to our consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars.

The following discussion and analysis of financial condition and results of operations is dated November 1, 2006.

All dollar amounts are expressed in US dollars, except as otherwise noted.

Industry Overview

Global market demand for telecom test and measurement equipment should remain strong in the years to come as most network service providers (NSPs) are increasing capital expenditures to upgrade their networks for converged Internet protocol (IP) services and triple-play (voice, data and video) offerings. These market forces create needs for differentiated test solutions to help NSPs accelerate deployment and ensure service quality in their network build-outs.

With the ongoing globalization of the world’s economy and the emergence of new consumer markets, NSPs are poised to capitalize on growing demand for communications and entertainment services. Early in 2006, some smaller telecom operators launched broadcast-quality video services based on IP communications. This technology, better known as IPTV, allows telephone companies (telcos) to efficiently offer TV, HDTV and interactive TV services to their broadband subscribers. Tier-1 and Tier-2 telcos are expected to launch similar IPTV services on a large-scale basis starting in 2007. While Web-based streaming video is offered for free on a best-effort basis, IPTV, whom many regard as the broadband “killer application,” will require a high level of performance to ensure a quality user experience. NSPs, after all, don’t want customer churn to prevent a meaningful return on their massive investments.

To deliver a wide range of differentiated IP services, NSPs will continue transforming their legacy, circuit-switched networks into highly efficient, flexible and scalable packet-based IP architectures. Telcos and cablecos have already proven that they can generate significant revenues from higher-margin services on hybrid networks, while reducing operating costs. IPTV should only accelerate the migration towards fully converged, IP-based networks, since it typically allows NSPs to nearly double average revenue per user (ARPU).

The increasing reliance on telecom and IP-related services will continue driving bandwidth consumption, thus pushing the deployment of fiber deeper into access networks. Competition between telcos and cablecos has intensified as triple-play offerings are announced almost daily. Hybrid architectures combining copper and fiber (fiber-to-the-curb, or FTTC and fiber-to-the-node, or FTTN), will keep expanding worldwide, since this is the quickest and least expensive method to increase bandwidth. To remain competitive with cablecos, telcos are migrating from former asymmetric digital subscriber line (ADSL), to current ADSL2+, and onto future very-high-data-rate digital subscriber line 2+ (VDSL2+) technologies as interoperability becomes a reality. Telcos, however, will increasingly opt for all-fiber, passive optical network (PON)-based architectures (fiber-to-the-premises, or FTTP) to meet heightened bandwidth requirements and to future-proof their networks. These decisions will apply not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as operating costs are less than FTTC and FTTN and cost of deployments are falling. We are still in the early stages of building access networks around the world.

Metro network deployments, taking advantage of carrier-grade Ethernet and metro-Ethernet technologies, are moving ahead to handle large increases in bandwidth consumption in access networks. These network upgrades, in turn, will eventually place a strain on long-haul networks, where excess capacity created by massive overspending in the late-90s is gradually being consumed. NSPs are more than ever committed to deploying nextgeneration SONET/SDH transport technologies, while 40 Gb/s deployments are not far behind.

These key market trends affected multiple segments of the global telecommunications supply chain in fiscal 2006. System vendors benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw increased demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP networking and/or FTTx applications.

Company Overview

EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents our main business activity, offers fully integrated and complete test solutions to network service providers (NSPs), cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. We are the global market leader for portable optical test solutions and a leading supplier of protocol and copper access test solutions to enable triple-play services over converged, IP networks. Our PC/Windows-based modular FTB-200, FTB-400 and IQS-500 test platforms host a wide range of test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. Our Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and highprecision assembly sectors, such as those required for microelectronics and optoelectronics. These solutions are based on advanced spot-curing, fluorescence microscopy and nanopositioning technologies.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities of optical component manufacturers and system vendors.

Over the past several years, we have enhanced our competitive position through the acquisition of two protocol test businesses in order to expand our product offering and address our customers’ requirements more completely. In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of protocol-testing and optical-network performance management equipment for NSPs.

This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single field-portable test platform to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions, which were consolidated in Montreal, Canada, in fiscal 2004, enabled us to more than double our addressable market, as we expanded from optical testing to protocol testing applications, and to offer a more complete line of test solutions to our customers.

During the second quarter of 2006, we announced and subsequently completed the acquisition of substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in Southampton, United Kingdom, and Budapest, Hungary, Consultronics is a leading supplier of test equipment for copper-based broadband access networks. It ranked among the top three vendors in handheld x-digital subscriber line (xDSL) testing with a global market share of 13.4%, according to an industry report from Frost & Sullivan, a leading authority in the fiber-optic test and measurement industry. Consultronics also boasts a rich product portfolio for testing next-generation technologies, such as IPTV (Internet Protocol TV) and VoIP (Voice-over-Internet Protocol), which are critical for network service providers in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks. Other test solutions offered by Consultronics include network monitoring probes for VoIP and legacy telephone networks, Gigabit Ethernet analyzers for remote testing applications, as well as protocol and physical characterization instruments for local copper loops (copper access networks). This acquisition is a strategic initiative to position EXFO as a genuine one-stop shop for broadband access and triple-play testing, since it greatly complements our market leadership in the FTTx market.

This acquisition was settled for a total cash consideration valued at $19.1 million, or $18.8 million net of cash acquired. Total consideration included acquisition-related costs of $1.5 million. The estimated fair value of acquired intangible assets amounts to $8.7 million. These intangible assets, namely core technology, are amortized on a straight-line basis over their estimated useful life of five years. Consultronics, which is now part of our Telecom Division, contributed about seven months to our consolidated financial results in fiscal 2006.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business and EXFO Burleigh’s operations have been mostly consolidated with those of EXFO Photonic in Toronto, Canada.

During the first quarter of 2006, we were selected as sole-source supplier by Deutsche Telekom for all its fiber deployment test applications - including FTTx.

Early in the fourth quarter of 2006, Frost & Sullivan released new marketshare numbers for calendar 2005. According to the industry report, EXFO was the only company to report significant organic growth in the global fiber-optic test equipment (FOTE) market, moving from 10.3% in 2004 to 11.0% in 2005 for third place overall in the FOTE market.

Based on this report, we estimate that we improved our leadership position in our core installation and maintenance test market segment from 22.2% in 2004 to 23.0% in 2005.

We launched 18 new products in fiscal 2006, including among others the two-slot FTB-200 Compact Platform for multi-layer and multi-medium testing; the handheld AXS-100 OTDR for fiber-to-the-x (FTTx) test applications; SONET/SDH test modules measuring transmission rates up to 10 Gb/s for the FTB-200 Compact Platform; next-generation SONET/SDH test modules for the FTB-400 field-test and IQS-500 R&D/manufacturing platforms; 10 Gigabit Ethernet and Fibre Channel test solutions for our IQS-500 R&D/manufacturing platform; the nextgeneration CoLT-450P, a handheld IPTV and xDSL test solution for highspeed, copper-based networks; and the PPM-352B-EG Passive Optical Network (PON) Power Meter, optimized for Ethernet PON and Gigabit PON architectures.

In fiscal 2006, in addition to reporting significant growth in sales with $128.3 million, compared to $97.2 million in 2005, we renewed with GAAP profitability and reported GAAP net earnings of $8.1 million, or $0.12 per diluted share, compared to a net loss of $1.6 million, or $0.02 per diluted share in 2005. Also, the fourth quarter of fiscal 2006 marked the seventh consecutive quarter of GAAP profitability. GAAP net earnings in fiscal 2006 included $4.4 million in amortization of intangible assets, $1.0 million in stock-based compensation costs, $604,000 in impairment of long-lived assets and a non-recurring revenue grant of $1.3 million.

Sales

We sell our products to a diversified customer base in approximately 70 countries through our direct sales force and channel partners like sales representatives and distributors. Most of our sales are denominated in US dollars and Euros.

Over the last three fiscal years, we had one customer that accounted for more than 10% of our global sales with 13.8%, 23.3% and 13.8% in fiscal 2006, 2005 and 2004, respectively. We believe the significant sales concentration in fiscal 2005 was largely due to our leadership position in the FTTx test market, as a large portion of our sales to our top customer was for a series of products related to FTTx deployments. Although this sales concentration significantly decreased in fiscal 2006, as this customer migrated to lower-priced test solutions, we still maintained our leadership position with this customer, while strongly developing other accounts, especially on the international scene. This allowed us to reach a level of concentration closer to our historical pattern, which reflects the improved diversification of our customer base. All in all, our year-over-year sales growth in fiscal 2006 stands at 48.2% excluding major account mentioned above. We expect this sales concentration to further decrease in fiscal 2007, as we continue efforts to diversify our customer base and expand on international markets.

We believe that we have a vast array of products and a diversified customer base, both in terms of industry sector and geographical area, which provides us with reasonable protection against concentration of sales and credit risk.

Cost of Sales

Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants) as well as overhead costs. Excess, obsolete and scrapped materials are also included in cost of sales. However, cost of sales is exclusive of amortization, which is shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and government grants on research and development activities carried out in Canada. All related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses.

Operating charges related to our restructuring plans and impairment of long-lived assets are recorded as a separate component of operating expenses. Charges related to restructuring plans consist primarily of severance expenses, costs to exit leased facilities as well as write-offs of long-lived assets.

Our Strategy

Strategic Objectives for Fiscal 2006

In our fiscal 2005 Annual Report, we had established three strategic objectives for fiscal 2006. We planned to increase sales through marketshare gains, maximize profitability and focus on innovation. The following section reviews our strategic objectives for fiscal 2006 and the results achieved for each of these objectives.

Increase sales through market-share gains
In fiscal 2006, we focused on continued market-share gains to achieve medium- and long-term growth. We posted our second-best sales performance in history, growing sales 31.9% to $128.3 million in 2006, thus outperforming our revised growth metric of 25%. Given strong sales growth in our two Divisions and the Consultronics acquisition, we raised our growth metric from 15% to 25% midway through the fiscal year. Considering that the telecommunications market increased in the mid single digits in fiscal 2006, this is a clear indication that we gained market share overall. For fiscal 2006, our Telecom Division and our Life Sciences and Industrial Division reported strong sales increases of 34.0% and 22.1%, respectively.

Maximize profitability
Returning to profitability was a top priority for EXFO in fiscal 2006. During the year, we posted earnings from operations of $8.1 million, or 6.3% of sales, compared to a loss from operations of $199,000 in 2005. This also compares to our stated goal of earnings from operations of 5% for fiscal 2006. This marks the first year that EXFO generated earnings from operations since fiscal 2001, when the telecommunications industry went through a major downturn. To that point, EXFO had historically been profitable. This significant improvement in earnings from operations is even more impressive considering the strengthening of the Canadian dollar compared to the US dollar (7.3% increase in fiscal 2006 in terms of average rate), and the significant pricing pressure we faced during the year. Also, earnings from operations for fiscal 2006 included additional amortization expenses for intangible assets of $1.0 million following the acquisition of Consultronics in January 2006. However, earnings from operations of 2006 included a non-recurring gain of $703,000, comprised of a revenue grant of $1.3 million, and an impairment loss for long-lived assets of $604,000.

Focus on innovation
In fiscal 2006, innovation was a key driver at EXFO. We maintained a significant level of research and development investments and introduced 18 new products to the marketplace. We invested $19.5 million, or 15.2% of sales, in gross research and development expenses, compared to $15.9 million, or 16.3% of sales in 2005. Net of research and development tax credits, those expenses stand at 12.0 % and 12.5% in fiscal 2006 and 2005, respectively. In fiscal 2006, 37.1% of our sales originated from products that have been on the market for two years or less, which is below our aggressive goal of 40% for fiscal 2006 and the 42.4% level reached in 2005. Our successful FTTx products, moving down to the denominator part of the ratio as they have been on the market for more than two years, still strongly contributed to our sales performance. However, we believe this innovation mark reached in fiscal 2006 is well above the market average.

Strategic Objectives for Fiscal 2007

Global market demand for telecom test and measurement equipment should remain strong in the years to come as most network service providers (NSPs) are increasing capital expenditures to upgrade their networks for converged IP services and triple-play offerings. These market forces create needs for differentiated test solutions to help NSPs accelerate deployment and ensure service quality in their network buildouts. In fiscal 2007, we will strengthen our competitive position by leveraging revenue and earnings from operations, both organically and through strategic and selected acquisitions if stringent criteria are met.

As we remain committed to best practices in financial reporting, once again this year, we are providing our investors with our strategic objectives for fiscal 2007 along with key performance metrics. The strategic objectives for fiscal 2007 are the continuity of those of 2006. As always, we are highly focused on creating value for our shareholders, providing the highest degree of profitable growth. In fiscal 2007, we intend to maintain our long-term focus on profitable growth by increasing sales in both divisions through market-share gains; maximize profitability through proper execution and efficiency of our cost-reduction programs; and focus on innovation to positively position the organization for the long-term growth opportunities that exist in our space.

Increase sales through market-share gains
In fiscal 2007, we intend to continue increasing sales through marketshare gains. We were among the last companies to be impacted by the telecommunications downturn in 2001 and the first to recover with significant sales growth of 20.5% in fiscal 2004, 30.3% in 2005 and 31.9% in 2006, including 12 consecutive quarters of growth. This remarkable recovery was accomplished mainly through market-share gains, since our end-markets reportedly experienced negative growth in fiscal 2004 and increased in the mid single digits in 2005 and 2006. On the strength of our past and current research and development investments, as well as our market position in key areas, we intend to maintain a high growth rate in 2007; more specifically, we aim to achieve this by further increasing our market share in telecom testing — especially in the rapidly growing protocol test segment — and by leveraging core technologies in targeted life sciences and industrial markets.

Maximize profitability
In fiscal 2007, we will focus on accelerating our profitability by increasing our earnings from operations, according to our expected sales growth and our strong focus on operations. In the last few years, our bottom-line improved even faster than our top-line with earnings from operations of 6.3% of sales in fiscal 2006, which included a non-recurring gain of 0.5%. We remain confident that our earnings from operations will continue to improve as various factors are expected to come into play namely, higher-margin protocol and copper access revenues; better absorption of fixed costs on higher sales volumes; specific internal initiatives; and currency stability. This assumes no acquisitions.

Focus on innovation
For fiscal 2007, we will keep our focus on innovation by devoting significant efforts to the development of new and differentiated solutions that support long-term growth and profitability as well as deliver added value to our customers. Over the past few years, our new products, with their built-in superior performance and lower cost of goods, contributed significantly to raising our gross margin and earnings from operations, while being able to overcome considerable pricing pressure in our industry. In fiscal 2007, we intend to significantly increase our investment in research and development activities in dollars and slightly as a percentage of sales. We also intend to increasingly take advantage of talent pools around the world to cost-effectively design innovative test solutions. Our numerous but focused research and development initiatives should enable our new products to continue gaining traction with customers and lead to further growth, market-share gains and increased profitability in the coming years.

Key Performance Indicators

As measures to assess the realization of our strategic plan and its objectives, we have set out three consolidated key performance indicators for fiscal 2007. They are summarized as follows:

Strategic objectives for for fiscal 2007	Key performance indicators fiscal 2007
Increase sales through market-share gains	20% sales growth year-over-year
Maximize profitability	7% in earnings from operations
Focus on innovation	35% of sales from new products
(on the market two years or less)

Capability to Deliver Results

At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, the allowance for doubtful accounts, the amount of tax credits recoverable, the allowance for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance of future income tax assets, the amount of certain accrued liabilities and deferred revenue as well as stockbased compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue recognition. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided within one year of delivery; the costs of providing this support are insignificant (and accrued at the time of delivery) and no software upgrades are provided.

For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, we assess whether the price associated with our revenue transaction is fixed and determinable, and whether or not collection is reasonably assured. We assess whether the price is fixed and determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

Allowance for doubtful accounts. We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Allowance for excess and obsolete inventories. We state our inventories at the lower of cost, determined on an average cost basis and replacement cost or net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Research and development tax credits and government grants. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities or the sponsors of the grant programs have a different interpretation of laws and application of conditions related to the programs or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a significant part of our tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made. We review the recoverability of such tax credits on a quarterly basis.

Impairment of long-lived assets and goodwill. We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting-unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

We assess impairment of long-lived assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset, or a group of assets, is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset or the group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. We assess fair value of long-lived assets based on discounted future cash flows.

Future income taxes. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. As at August 31, 2006, we had established a full valuation allowance against our future income tax assets. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not.

Stock-based compensation costs. We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, "Financial Instruments - Recognition and Measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3251, "Equity".

Section 3855 expands on Section 3860, "Financial Instruments - Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, "Hedging Relationships", and on the hedging guidance in Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, "Surplus", has been revised as Section 3251, "Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. We will adopt these new standards on September 1, 2007. While we are currently assessing the effects of these new standards, impacts consistent with the adjustments described under note 20 item b) of these consolidated financial statements are expected.

Results of Operations

The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2006	2005	2004	2006	2005	2004
Sales	$128,253	$97,216	$74,630	100.0%	100.0%	100.0%
Cost of sales (1)	57,275	44,059	34,556	44.7	45.3	46.3
Gross margin	70,978	53,157	40,074	55.3	54.7	53.7
Operating expenses
Selling and administrative	40,298	31,782	25,890	31.4	32.7	34.7
Net research and development	15,404	12,190	12,390	12.0	12.5	16.6
Amortization of property, plant and equipment	3,523	4,256	4,935	2.7	4.4	6.6
Amortization of intangible assets	4,394	4,836	5,080	3.4	5.0	6.8
Impairment of long-lived assets	604	−	620	0.5	−	0.8
Government grants	(1,307)	−	−	(1.0)	−	−
Restructuring and other charges	−	292	1,729	−	0.3	2.3
Total operating expenses	62,916	53,356	50,644	49.0	54.9	67.8
Earnings (loss) from operations	8,062	(199)	(10,570)	6.3	(0.2)	(14.1)
Interest and other income	3,253	2,524	1,438	2.5	2.6	1.9
Foreign exchange loss	(595)	(1,336)	(278)	(0.5)	(1.4)	(0.4)
Earnings (loss) before income taxes	10,720	989	(9,410)	8.3	1.0	(12.6)
Income taxes	2,585	2,623	(986)	2.0	2.7	(1.3)
Net earnings (loss) for the year	$8,135	$(1,634)	$(8,424)	6.3%	(1.7)%	(11.3)%
Basic and diluted net earnings (loss) per share	$0.12	$(0.02)	$(0.13)

Segment information
Sales:
Telecom Division	$107,376	$80,120	$58,882	83.7%	82.4%	78.9%
Life Sciences and Industrial Division	20,877	17,096	15,748	16.3	17.6	21.1
	$128,253	$97,216	$74,630	100.0%	100.0%	100.0%
Operating earnings (loss):
Telecom Division	$6,679	$763	$(5,557)	5.2%	0.8%	(7.4)%
Life Sciences and Industrial Division	1,383	(962)	(5,013)	1.1	(1.0)	(6.7)
	$8,062	$(199)	$(10,570)	6.3%	(0.2)%	(14.1)%
Research and development data:
Gross research and development	$19,488	$15,878	$15,668	15.2%	16.3%	21.0%
Net research and development	$15,404	$12,190	$12,390	12.0%	12.5%	16.6%

Consolidated balance sheets data:
Total assets	$219,159	$190,957	$172,791
(1)	The cost of sales is exclusive of amortization, shown separately.

Sales

Fiscal 2006 vs. 2005

In fiscal 2006, our global sales increased 31.9% to $128.3 million from $97.2 million in 2005, with an 84%-16% split in favor of our Telecom Division.

Telecom Division
In fiscal 2006, sales of our Telecom Division increased 34.0% to $107.4 million from $80.1 million in 2005.

In fiscal 2006, we leveraged our portfolio of new products and an increased demand for our test solutions, especially in Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC), to increase our yearover- year sales in our Telecom Division. We also consolidated our dominant FTTx market position in the Americas by enabling a Tier-1 carrier to migrate to less expensive test solutions. Although revenues were down at this customer year-over-year, we maintained our market share through the sales of cost-effective test solutions, such as our handheld AXS-100 OTDR, to help it reduce cost of deployments. In addition, the positive spending environment, as well as the market share we believe that we gained in fiscal 2006 for our optical and protocol products, helped us increase our sales of that division year-over-year. Also, Consultronics contributed about seven months to our Telecom Division, which had a positive impact on our consolidated sales during fiscal 2006. Consultronics’ results have been included in our consolidated statements of earnings since the closing of the acquisition on January 26, 2006. Finally, in fiscal 2006, our top customer accounted for 16.5% of our Telecom sales, compared to 28.2% of sales in 2005, reflecting the diversification of our customer base. In fact, excluding sales to our top customer, our sales to this Division would have increased 56.0% in fiscal 2006, compared to 2005.

Although, in the past few years, our market share in the protocol test market has been modest, our protocol-product results in the second half of fiscal 2006 increased substantially year-over-year, making this sector our fastest-growing line of business. We expect continued strong growth in fiscal 2007 based on our solid product offering in next-generation solutions, which are at the basis of the whole trend toward IP convergence. During the second half of fiscal 2006, we reached a key milestone in our protocol-product development program. More specifically, this consisted in the launch of legacy and next-generation SONET/SDH network test modules for our FTB-200, FTB-400 and IQS-500 platforms. These latest product launches, combined with our existing offering for Ethernet (from 10 Mb/s up to 10 Gb/s), Gigabit Ethernet and Fibre Channel test solutions, provide us with an extensive product portfolio to compete against the incumbent players in protocol testing, especially in the network service provider (NSP) market segment, but also to a lesser degree, with system vendors. Among many key differentiators, we believe EXFO now offers the most complete and advanced compact test solutions combining legacy and next-generation SONET/SDH as well as Ethernet test modules for rates up to 10 Gb/s within the same portable platform (i.e., our FTB-400 mainframe and GP- 404 module receptacle). In fiscal 2006, sales of our protocol products, which almost doubled compared to 2005, increased to their highest historical levels, representing well above 10% of our optical sales. Based on these data points and given the much larger addressable market for protocol test solutions, we believe that protocol revenues will increase and grow faster than our optical revenues. On a medium- and long-term basis, we anticipate that revenues from these segments will eventually be equal.

As our newly acquired copper access product line is now better leveraged by EXFO’s global sales channels and improved innovation processes, we intend to strengthen our offering in this market segment.

Life Sciences and Industrial Division
In fiscal 2006, sales of our Life Sciences and Industrial Division increased 22.1% to $20.9 million from $17.1 million in 2005. The increase in sales in fiscal 2006, compared to 2005, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market, following our efforts to expand international markets, mainly in Europe and Asia.

Overall, for the two divisions, net accepted orders increased 27.2% to $129.4 million in fiscal 2006 from $101.7 million in 2005, for a book-tobill ratio of 1.01 in fiscal 2006. Our increase of 27.2% in net accepted orders in fiscal 2006, compared to 2005 reflects the impact of the Consultronics acquisition, an increased demand for our test solutions (especially in EMEA and APAC regions), market-share gains in the telecommunications and life sciences markets as well as the improvement in the telecommunications market environment.

Fiscal 2005 vs. 2004

In fiscal 2005, our global sales increased 30.3% to $97.2 million from $74.6 million in 2004, with an 82%-18% split in favor of our Telecom Division.

Telecom Division
In fiscal 2005, sales of our Telecom Division increased 36.1% to $80.1 million from $58.9 million in 2004. Since the second half of fiscal 2004, we have benefited from an increased demand for our test solutions following the deployment of fiber deeper into access networks (FTTx). In fiscal 2005, we consolidated our leadership position in the FTTx test market by recognizing significant revenue from two leading U.S. carriers deploying fiber in their access networks. Our top customer, who purchased several orders of FTTx test equipment, accounted for 28.2% of telecom sales in fiscal 2005 (17.5% in 2004). In addition, the positive spending environment helped us increase our sales in 2005.

Although sales of our protocol test products increased sequentially each quarter in fiscal 2005 and reached more than 10% of Telecom Division revenues in the fourth quarter of 2005, they still fell below 10% for the whole fiscal year.

Life Sciences and Industrial Division
In fiscal 2005, sales of our Life Sciences and Industrial Division increased 8.6% to $17.1 million from $15.7 million in 2004. The increase in sales in fiscal 2005, compared to 2004, is mainly due to market-share gains in the fluorescence illumination market as well as increased sales activities in the curing market.

Geographic distribution

Fiscal 2006 vs. 2005

During fiscal 2006, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 60%, 25% and 15% of global sales, respectively, compared to 68%, 20% and 12%, respectively in 2005. Although our sales increased in dollars in every geographic area, we made greater progress in EMEA and APAC in fiscal 2006, compared to 2005, where we gained market share in both divisions. Global sales to these two markets increased 66.9% and 66.4%, respectively in fiscal 2006, compared to 2005. In comparison, our sales to the Americas increased 15.6% year-over-year.

The significant increase in sales in the EMEA market is mainly due to improved market penetration by both divisions, following our efforts to develop this market in the last several quarters. Namely, since the second quarter of fiscal 2006, we were selected as sole-source supplier by a Tier-1 network service provider for all its fiber deployment test applications - including FTTx — further increasing our sales to this market year-over-year.

Over the last several quarters, we strengthened our product offering in APAC, specifically by implementing a multi-tiered platform strategy to meet different customer demands and different price points and by expanding our sales and marketing activities in this region. Our increased focus on and interaction with this market, combined with our enhanced capability to win tenders (which may vary in number and importance), contributed to our growth in the APAC region.

In the Americas, sales to our top customer, who is located in the United States, decreased in fiscal 2006, compared to 2005, as it migrated to lower-priced test solutions, thus affecting our sales to the Americas yearover- year. However, we were able to leverage our customer base and increase our sales to this region in fiscal 2006, compared to 2005. Also, Consultronics, whose customers are mainly in the Americas, helped increase our sales to the Americas in fiscal 2006. In fact, excluding sales to our top customer, our sales to the Americas would have increased 35.1% year-over-year, which is quite remarkable considering that our endmarkets increased in mid-single digits in 2006.

Fiscal 2005 vs. 2004

During fiscal 2005, sales to the Americas, EMEA and APAC accounted for 68%, 20% and 12% of global sales, respectively, compared to 66%, 18% and 16%, respectively in 2004. Our sales to the Americas, which increased 34% year-over-year, benefited from the recent deployments of fiber deeper in access networks (mainly in the United States). Our sales to EMEA increased more significantly (42%) year-over-year, mainly due to market-share gains in both divisions, following our efforts to develop this important end-market. Finally, our sales to APAC remained flat in dollars year-over-year. A significant portion of our sales to this region of the world are made through price-driven tenders that may vary in number and importance from quarter to quarter. Also, the competitive landscape in this market led to pricing pressure, which prevented us from increasing our sales year-over-year.

Through our two divisions, we sell our products to a broad range of customers, including NSPs, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In fiscal 2006, our top customer accounted for 13.8% of our total sales, compared to 23.3% in 2005 and 13.8% in 2004. In fiscal 2006, our top three customers accounted for 19.4% of our global sales, compared to 28.4% in fiscal 2005 and 20.8% in 2004. Our significant sales increase, despite the fact that our revenue from our top customer was significantly reduced, is a good sign that we continued to strengthen our market acceptance, diversify our customer base and reduce our sales concentration with a single customer. This also indicates that our second and third most important customers, who may vary from quarter to quarter, have gained importance as we continue our diversification efforts.

Gross Margin

Gross margin amounted to 55.3%, 54.7% and 53.7% of sales for fiscal 2006, 2005 and 2004, respectively.

Fiscal 2006 vs. 2005

The increase in our gross margin in fiscal 2006, compared to 2005, can be explained by the following factors. First, we succeeded in increasing the market acceptance of our new products (designed in the last few years) on which we had focused our research and development efforts to simultaneously create lower cost of goods and the most advanced solutions. Second, the significant rise in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Also, we were able to reduce our cost of goods sold by better leveraging our supplier base. Furthermore, streamlined operations following our consolidation action in fiscal 2005 and continued cost-reduction programs allowed us to further improve our gross margin. However, the shift in the geographic distribution of our sales resulted in more sales, in percentage of total sales, made to the EMEA and APAC markets, where gross margins tend to be lower as most of our sales to these markets are made through distribution channels. In addition, we are facing aggressive pricing pressure worldwide. Furthermore, in fiscal 2006, we incurred one-time charges related to the integration of Consultronics manufacturing activities, which reduced our gross margin year-over-year. Finally, a stronger Canadian dollar, compared to the US dollar, prevented us from further improving our gross margin as some cost of sales items are denominated in Canadian dollars.

On an ongoing basis, we adjust the design of our products and, over the past few years, we experienced higher sales than expected. Consequently, we were able to reuse excess inventories that were written off during the telecom downturn in 2001 and 2002. Excess inventory reuse accounted for approximately $1.2 million, or 0.9% of sales in fiscal 2006, compared to approximately $1.6 million, or 1.7% of sales in 2005 and approximately $600,000, or 0.8% of sales in 2004. Inventory writeoffs recorded during the telecom downturn were based on our best estimate at that time.

Fiscal 2005 vs. 2004

 The increase in our gross margin in fiscal 2005, compared to 2004, can be explained by the following factors. First, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with a cost-effective design. Also, the significant rise in sales resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, streamlined operations following our consolidation actions in fiscal 2004 and 2005 and cost-reduction programs allowed us to further improve our gross margin. In addition, the shift in the geographic distribution of our sales resulted in more sales made to the Americas market, where gross margins tend to be higher because we sell direct to the customers. However, a stronger Canadian dollar, compared to the US dollar, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars. As well, the different customer mix and aggressive pricing pressure observed in fiscal 2005 also prevented us from further improving our gross margin.

Outlook for Fiscal 2007

Considering the expected sales growth in fiscal 2007, the expected increase in sales of protocol products (which tend to generate higher margins), the cost-effective design of our products, our tight control on operating costs as well as the full contribution of Consultronics, whose products have slightly higher margins than our existing ones, we expect our gross margin to improve in 2007 and beyond. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2007.

Selling and Administrative

Selling and administrative expenses were $40.3 million, $31.8 million and $25.9 million for fiscal 2006, 2005 and 2004, respectively. As a percentage of sales, selling and administrative expenses amounted to 31.4%, 32.7% and 34.7% for fiscal 2006, 2005 and 2004, respectively.

Fiscal 2006 vs. 2005

The increase in our selling and administrative expenses in dollars in fiscal 2006, compared to 2005, is mainly due to our decision to increase our sales activities to better leverage the significant research and development investments of the prior years, which resulted in higher sales and marketing expenditures (including number of employees). In addition, our commission expenses increased year-over-year due to the increase in sales. Furthermore, a stronger Canadian dollar, compared to the US dollar yearover- year, caused our selling and administrative expenses to increase, as more than half of these are incurred in Canadian dollars. Finally, in fiscal 2006, Consultronics contributed about seven months to our selling and administrative expenses, increasing these expenses year-over-year.

Fiscal 2005 vs. 2004

During fiscal 2005, we also significantly increased our sales activities around the world, which resulted in higher sales and marketing expenditures. In addition, increased sales activities, especially in the Americas market, resulted in higher commission expenses year-over-year. Furthermore, as witnessed in fiscal 2006, the strengthening of the Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase. Also, stock-based compensation costs were higher in fiscal 2005 ($626,000) than in 2004 ($265,000), further increasing our selling and administrative expenses year-over-year. Finally, costs to comply with Section 404 of the Sarbanes- Oxley Act further increased our selling and administrative expenses yearover-
year.

For both fiscal 2005 and 2006, we were able to mitigate the increase in our selling and administrative expenses as well as reduce these expenses in percentage of sales year-over-year due to tight cost-control measures. In addition, our significant increase in revenues allowed us to reduce our selling and administrative expenses on a percentage basis.

Outlook for Fiscal 2007

For fiscal 2007, we expect our selling and administrative expenses to increase in dollars, while remaining relatively stable as a percentage of sales. In particular, in fiscal 2007, we will have the full impact of the acquisition of Consultronics on our selling and administrative expenses. Also, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

Research and Development
Gross research and development expenses

Gross research and development expenses totaled $19.5 million, $15.9 million and $15.7 million for fiscal 2006, 2005 and 2004, respectively. As a percentage of sales, gross research and development expenses amounted to 15.2%, 16.3% and 21.0% for fiscal 2006, 2005 and 2004, respectively, while net research and development expenses accounted for 12.0%, 12.5% and 16.6% of sales for these respective periods.

Fiscal 2006 vs. 2005

The increase in our gross research and development expenses in dollars in fiscal 2006, compared to 2005, is due to the following reasons. First, in fiscal 2006, Consultronics contributed about seven months to our gross research and development expenses, which caused these expenses to increase year-over-year. In addition, in fiscal 2006, our gross research and development expenses were negatively affected by the increased strength of the Canadian dollar, compared to the US dollar year-over-year. This can be explained by the fact that, following the consolidation of most of our research and development activities in Canada, the majority of our expenses are incurred in Canadian dollars. Finally, mix and timing of research and development projects in fiscal 2006 resulted in more gross research and development expenses during that year compared to 2005 for both divisions.

The decrease in gross research and development expenses as a percentage of sales in fiscal 2006, compared to 2005, is directly related to the significant increase in sales year-over-year.

Fiscal 2005 vs. 2004

As mentioned above, we incur most of our gross research and development expenses in Canadian dollars. Consequently, the significant increase in the strength of the Canadian dollar, compared to the US dollar year-over-year, caused our gross research and development expenses to increase in fiscal 2005, compared to 2004. However, this increase was mostly offset by the decrease in our gross research and development expenses in our Life Sciences and Industrial Division following the consolidation of this division in Toronto. The decrease in our gross research and development expenses as a percentage of sales in fiscal 2005, compared to 2004, is directly attributable to the significant increase in sales year-over-year while these expenses remained relatively flat.

Tax credits and grants

Tax credits and grants from the Canadian federal and provincial governments for research and development activities were $4.1 million, $3.7 million and $3.3 million for fiscal 2006, 2005 and 2004, respectively. As percentage of gross research and development expenses, tax credits and grants amounted to 21.0%, 23.2% and 20.9% for fiscal 2006, 2005 and 2004, respectively.

Fiscal 2006 vs. 2005

The increase in our tax credits in dollars in fiscal 2006, compared to 2005, is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were also entitled to similar grant programs and tax credits year-over-year. In addition, the increased strength of the Canadian dollar, compared to the US dollar, year-overyear, resulted in higher tax credits since these credits are earned in Canada. However, our tax credits decreased as a percentage of gross research and development expenses. Indeed, following the acquisition of Consultronics, we incurred less gross expenses entitling to tax credits since a part of Consultronics research and development activities were held outside Canada and Quebec. In addition, a mix of research and development projects resulted in a lower proportion of expenses being eligible for tax credits in fiscal 2006, compared to 2005.

Fiscal 2005 vs. 2004

The increase in our tax credits in fiscal 2005, compared to 2004, is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were entitled to similar grant programs and tax credits year-over-year. Following the consolidation of our research and development activities in Canada, we incurred most of our research and development expenses in Canada, where we are entitled to research and development tax credits. In addition, the increased strength of the Canadian dollar, compared to the US dollar, year-over-year, resulted in higher tax credits since these credits are earned in Canada.

We still invested significantly in research and development activities in fiscal 2006 as we firmly believe that innovation and new product introductions are key in gaining market share in the current economic environment and ensuring the long-term growth and profitability of EXFO.

Outlook for Fiscal 2007

For fiscal 2007, we intend to significantly increase our research and development expenses in dollars and slightly in percentage of sales, given our focus on innovation, our desire to gain market share, our goal to exceed customer needs and expectations and the full impact of the acquisition of Consultronics. We also intend to increasingly take advantage of talent pools around the world to cost-effectively design innovative test solutions. Finally, any further increase in the strength of the Canadian dollar would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

Amortization of Property, Plant and Equipment

For fiscal 2006, amortization of property, plant and equipment was $3.5 million, compared to $4.3 million in 2005 and $4.9 million in 2004. The decrease in amortization expenses over the last two fiscal years, despite the increase in the strength of the Canadian dollar compared to the US dollar as well as the acquisition of Consultronics in 2006 is mainly due to the fact that some of our property, plant and equipment became fully amortized over the last three years.

Outlook for Fiscal 2007

For fiscal 2007, despite a potential increase in the strength of the Canadian dollar and the full impact of the acquisition of Consultronics, we expect the amortization of property, plant and equipment to decrease compared to 2006 considering that some of these assets became fully amortized in 2006 or will become fully amortized in 2007.

Amortization of Intangible Assets

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $4.4 million, $4.8 million and $5.1 million for fiscal 2006, 2005 and 2004, respectively. The decrease in amortization expenses in the last two fiscal years, despite the increased strength of the Canadian dollar, compared to the US dollar, and the acquisition of Consultronics in 2006 is mainly due to the fact that some of our core technologies became fully amortized during fiscal 2005 and 2006; namely, those related to the acquisition of EXFO Burleigh and EXFO Photonics Solutions.

Outlook for Fiscal 2007

For fiscal 2007, despite a potential increase in the strength of the Canadian dollar and the full impact of the acquisition of Consultronics, we expect the amortization of intangible assets to approximate $3.0 million, considering that some core technologies will become fully amortized in 2007; namely, those related to our protocol business. This assumes no acquisitions will be made during this period.

Impairment of Long-Lived Assets

Fiscal 2006

In June 2006, we entered into an agreement to sell our building located in Rochester, NY, along with some equipment, and we recorded an impairment charge of $604,000 in the third quarter of fiscal 2006, representing the excess of the carrying value of these assets over the net expected selling price of $1.2 million. The sale of these assets was finalized in the fourth quarter of 2006 for the net expected selling price. This amount is included in other receivables in the balance sheet as at August 31, 2006, and will be recovered in the first quarter of fiscal 2007. These assets report to the Life Sciences and Industrial Division. As at August 31, 2005, this building was shown as a long-lived asset held for sale in the balance sheet.

Fiscal 2004

In fiscal 2004, we put one of our buildings located in Quebec City, Canada, up for sale and received, at the beginning of 2005, a formal purchase offer for this building. Based on that offer, we concluded that the building was impaired and we recorded an impairment charge of $620,000 in fiscal 2004, representing the excess of the carrying value of the building over its expected selling price. However, during the first quarter of fiscal 2005, some conditions of the formal offer were not met and the offer was declined. During fiscal 2005, we withdrew the building from the market. This building reports to the Telecom Division.

In May of each of the reporting years, we performed our annual impairment test for goodwill and concluded that it was not impaired. Goodwill will be reviewed for impairment in May 2007, or prior if events or circumstances indicate it might be impaired.

Government Grants

During 1998, we entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2.2 million (US$2.0 million) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

Since the beginning of the program, we have claimed and received the maximum amount of CA$2.2 million. However, these grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, we deferred in the balance sheet CA$1.5 million (US$1.3 million) until we received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted us with its final approval and we recorded non-recurring revenue of CA$1.5 million (US$1.3 million) in the earnings from operations in the statement of earnings for that period.

Restructuring and Other Charges

Fiscal 2004 and 2005

In fiscal 2004, the Board of Directors approved a restructuring plan to consolidate the operations of our Life Sciences and Industrial Division, transferring our Rochester, NY, operations mainly to EXFO Photonic Solutions facilities in Toronto. The consolidation process, which started in August 2004, was completed during fiscal 2005.

Overall, for that process, we incurred $2.5 million in restructuring and other charges, from which $2.0 million was recorded in fiscal 2004 and the remaining of $482,000 was recorded in fiscal 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees at the Rochester facilities; $1.3 million mainly for the impairment of the EXFO Burleigh building; and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

Finally, in fiscal 2005 and 2004, we recorded adjustments of $190,000 and $304,000, respectively, to the fiscal 2003 and 2001 plans because actual charges, mainly for leased equipment, were lower than expected.

Our restructuring plans and cost-reduction measures represented our best efforts to respond to the difficult market conditions of recent years. Although we believe that such restructuring actions were appropriate and delivered the expected results, changes in market or industry conditions may lead us to incur additional restructuring actions and cost-reduction measures in the coming years.

Interest and Other Income

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest and other income amounted to $3.3 million, $2.5 million and $1.4 million for fiscal 2006, 2005 and 2004, respectively. The increase in our interest income in fiscal 2006, compared to 2005, is mainly due to the increase in interest rates yearover- year. Also, despite the cash payment of $18.1 million for the acquisition of Consultronics in January 2006, our average cash position increased in fiscal 2006 due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year.

The increase in interest income in fiscal 2005, compared to 2004, is due in part to the increase in our average cash position following our public offering in February 2004, the cash flows from operating activities and the increase in interest rates year-over-year.

Outlook for fiscal 2007

Assuming no acquisitions are made in fiscal 2007, we expect our interest income to remain relatively flat, compared to 2006, assuming stability in interest rates.

Foreign Exchange Loss

Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

Foreign exchange loss amounted to $595,000, $1.3 million and $278,000 for fiscal 2006, 2005 and 2004, respectively.

The significant exchange losses recorded in fiscal 2005 and 2006 are the result of the significant increase in the value of the Canadian dollar, compared to the US dollar, during these periods. However, the increase in the value of the Canadian dollar was more significant in fiscal 2005, compared to 2006, which resulted in a higher exchange loss in 2005. For instance, the year-end exchange rate was CA$1.3167 = US$1.00 in fiscal 2004, compared to CA$1.1889 = US$1.00 in 2005, representing an increase of 10.7% year-over-year. This compares to a year-end exchange rate of CA$1.1066 = US$1.00 in fiscal 2006, which resulted in an increase of 7.4%, compared to 2005. Also, the average exchange rate was CA$1.2315 = US$1.00 in fiscal 2005, compared to CA$1.1481 = US$1.00 in 2006. On the other hand, higher levels of activity in fiscal 2006, compared to 2005, contributed to the increase in exchange loss in 2006.

During fiscal 2004, the Canadian dollar value remained relatively stable compared to the US dollar, throughout the year, resulting in a slight exchange loss during that year.

It should be noted that additional foreign exchange rate fluctuations flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

Income Taxes

Our income tax expenses totaled $2.6 million in fiscal 2006 and 2005, compared to an income tax recovery of $986,000 in 2004.

Most of the income tax expenses recorded in fiscal 2005 and 2006 represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

The income tax recovery recorded in fiscal 2004 is mainly due to the $1.4 million of unusual income tax recovery recorded during that year, offset in part by income taxes payable in some specific tax jurisdictions, mainly at the Canadian federal level. These taxes were also reduced by research and development tax credits recorded against gross research and development expenses. The unusual tax recovery was due to the receipt, during that period, of income taxes paid in previous periods following the reception of a tax assessment.

We record a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once we will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates. Please refer to note 16 of our consolidated financial statements included elsewhere in this Annual Report for a full reconciliation of the income tax provision.

Liquidity and Capital Resources

Cash Requirements and Capital Resources

As at August 31, 2006, cash and short-term investments consisted of $111.3 million, almost flat compared to 2005, while our working capital was at $144.0 million. During fiscal 2006, operating activities generated $12.3 million in cash. In addition, we recorded an unrealized foreign exchange gain of $7.9 million on our cash and short-term investments. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet. On the other hand, we made cash payments of $18.1 million and $3.4 million for the acquisition of Consultronics and for the purchase of property, plant and equipment, respectively.

Our short-term investments consist of commercial paper issued by nine (six as of August 31, 2005) quality, high-credit corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets, we have unused available lines of credit of $11.2 million for working capital and other general corporate purposes and an unused line of credit of $11.2 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

The following table summarizes our commitments as at August 31, 2006:

Years ending August 31,	2007	2008	2009	2010	2011 and later		Total
Long-term debt	$107,000	$113,000	$118,000	$123,000	$	−	$461,000
Operating leases	1,748,000	1,223,000	1,177,000	1,200,000		1,540,000	6,888,000
Total commitments	$1,855,000	$1,336,000	$1,295,000	$1,323,000		$1,540,000	$7,349,000

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities
 Cash flows provided by operating activities were $12.3 million in fiscal 2006, compared to $14.0 million in 2005 and $751,000 in 2004. Cash flows provided by operating activities in fiscal 2006 were mainly attributable to the net earnings before items not affecting cash of $16.9 million, less the negative net change in non-cash operating items of $4.7 million. Our accounts receivable and our inventories increased in fiscal 2006, resulting in negative effects on cash flows of $2.6 million and $2.3 million, respectively. The increase in sales year-over-year explains the increase in accounts receivable. Also, larger sales activities in fiscal 2006 resulted in higher inventory levels in 2006 in order to sustain these increased sales activities.

Cash flows provided by operating activities in fiscal 2005 were mainly attributable to the net earnings before items not affecting cash of $9.1 million and the positive net change in non-cash operating items of $4.9 million. This net change in non-cash operating items is mainly due to the decrease of $6.1 million in our income taxes and tax credits recoverable following the recovery, during that year, of income taxes and tax credits from previous periods. On the other hand, our accounts receivable and our inventories increased by $838,000 and $699,000, respectively. The increase in our accounts receivable is related to the increase in sales year-over-year. Our inventories slightly increased despite the significant rise in sales due to tight inventory management.

Investing Activities
Cash flows used by investing activities were $13.2 million in fiscal 2006, compared to $13.0 million in 2005 and $29.7 million in 2004.

In fiscal 2006, we made cash payments of $18.1 million and $3.4 million for the acquisition of Consultronics and the purchase of property, plant and equipment, respectively. In order to finance a part of these payments, we disposed of $8.2 million worth of short-term investments. We paid the remaining with cash flows from operating activities and cash on-hand.

In fiscal 2005, we acquired $11.5 million worth of short-term investments with cash flows from operating activities and cash on-hand and paid $1.5 million for the purchase of property, plant and equipment as well as intangible assets.

Forward Exchange Contracts

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at August 31, 2006, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates
September 2006 to August 2007	$37,000,000	1.1676
September 2007 to June 2009	26,800,000	1.1261

As at August 31, 2006, the fair value of our forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $5.5 million ($2.9 million as at August 31, 2005).

Contingency

As discussed in note 12 to our consolidated financial statements, EXFO was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO’s stock in the after-market.

In June 2003, a committee of the EXFO’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of EXFO and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. EXFO would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims EXFO may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by EXFO’s insurance carriers.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court. If the court determines that the settlement is fair to the class members, the settlement will be approved. The settlement provides that, if the plaintiffs do not obtain any recovery from the underwriter defendants, the members of the class action would receive an amount not expected to exceed $2,507,678. Any direct financial impact plus any legal fees are expected to be borne by EXFO’s insurance carriers. However, there can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, EXFO will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2006.

Share Capital and Stock-Based Compensation Plans

Share Capital

As at November 1, 2006, EXFO had 37,143,000 multiple voting shares outstanding, entitling to 10 votes each and 31,632,857 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,882,369 as at November 1, 2006. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 1, 2006:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price
Chairman of the Board, President and CEO (one individual)	179,642	7%	$9.05
Board of Directors (five individuals)	194,375	8%	$6.23
Management and Corporate Officers (eight individuals)	313,836	13%	$15.42
	687,853	28%	$11.16

Restricted Share Units (RSUs)	Number	% of issued and outstanding
Chairman of the Board, President and CEO (one individual)	59,913	14%
Management and Corporate Officers (ten individuals)	255,616	60%
	315,529	74%

Deferred Share Units (DSUs)	Number	% of issued and outstanding
Board of Directors (five individuals)	43,290	100%

Off-Balance Sheet Arrangements

As at August 31, 2006, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. These off-balance sheet arrangements are respectively described in detail in note 12 and 18 to our consolidated financial statements, included elsewhere in this Annual Report.

Variable Interest Entity

As of August 31, 2006, we did not have interests in any variable interest entities.

Risks and Uncertainties

Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadianmanufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses and our foreign exchange loss to increase. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Also, while strategic acquisitions, like those we have made in the past, the recent acquisition of Consultronics and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by nine quality high-credit corporations and trusts. Our cash and forward exchange contracts are held with or issued by quality high-credit financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.

Quarterly Summary Financial Information (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Years ended August 31,
2006
Sales	$27,044	$30,066	$35,410	$35,733	$128,253
Cost of sales	$12,064	$13,440	$15,453	$16,318	$57,275
Gross margin	$14,980	$16,626	$19,957	$19,415	$70,978
Earnings from operations	$683	$1,408	$3,608	$2,363	$8,062
Net earnings	$355	$1,366	$3,504	$2,910	$8,135
Basic and diluted net earnings per share	$0.01	$0.02	$0.05	$0.04	$0.12

2005
Sales	$21,597	$23,135	$26,180	$26,304	$97,216
Cost of sales	$10,225	$10,431	$11,478	$11,925	$44,059
Gross margin	$11,372	$12,704	$14,702	$14,379	$53,157
Earnings (loss) from operations	$(1,337)	$(182)	$509	$811	$(199)
Net earnings (loss)	$(2,373)	$9	$276	$454	$(1,634)
Basic and diluted net earnings (loss) per share	$(0.03)	$—	$—	$0.01	$(0.02)

2004
Sales	$15,962	$16,880	$20,456	$21,332	$74,630
Cost of sales	$7,815	$7,528	$9,637	$9,576	$34,556
Gross margin	$8,147	$9,352	$10,819	$11,756	$40,074
Loss from operations	$(3,145)	$(3,485)	$(1,888)	$(2,052)	$(10,570)
Net loss	$(2,008)	$(2,885)	$(1,188)	$(2,343)	$(8,424)
Basic and diluted net loss per share (1)	$(0.03)	$(0.04)	$(0.02)	$(0.03)	$(0.13)
(1)	Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Fourth-Quarter Results

In the fourth quarter of fiscal 2006, sales were $35.7 million, compared to $26.3 million for the same period last year. In fiscal 2006, we leveraged our portfolio of new products and an increased demand for our test solutions especially in Europe, Middle East and Africa (EMEA) and Asia- Pacific (APAC) to increase our year-over-year sales. We also consolidated our dominant FTTx market position in the Americas by enabling a Tier-1 carrier to migrate to less expensive test solutions. In addition, the positive spending environment, as well as the market share we believe that we gained in fiscal 2006 for our optical and protocol products, helped us increase our sales year-over-year. In fact, during the second half of fiscal 2006, sales of our protocol products increased substantially year-overyear, making this sector our fastest-growing line of business in 2006. Furthermore, Consultronics, which we acquired in January 2006, contributed to our increase in sales during the second half of fiscal 2006, compared to the same period last year. Finally, we gained market share in the fluorescence illumination market in fiscal 2006 and we increased our sales activities in the curing market year-over-year.

In the fourth quarter of fiscal 2006, gross margin amounted to 54.3% of global sales, compared to 54.7% for the same period last year. Despite significant increase in sales year-over-year, gross margin decreased 40 basis points due to increased pricing pressure in fiscal 2006; one-time charges related to the integration of Consultronics manufacturing activities incurred in the fourth quarter of 2006; a different customer mix; and the increased strength of the Canadian dollar, compared to the US dollar, yearover- year.

In the fourth quarter of fiscal 2006, earnings from operations were $2.4 million, compared to $811,000 for the same period last year. Net earnings amounted to $2.9 million, or $0.04 per diluted share, in the fourth quarter of fiscal 2006, compared to $454,000, or $0.01 per diluted share, for the same period last year.

Management’s Reports

Responsibility for Financial Information

EXFO management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO’s policy is to maintain systems of internal accounting, and administrative and disclosure controls — reinforced by standards of conduct and ethics set out in written policies — to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

Internal Control over Financial Reporting

EXFO management is responsible for establishing and maintaining adequate internal control over financial reporting. EXFO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

EXFO’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EXFO; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of EXFO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of EXFO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The recent acquisition of Consultronics has been excluded from management’s assessment of internal controls as at August 31, 2006, because it was acquired by the company on January 26, 2006, and it was not possible for management to conduct an assessment of Consultronics’ internal control over financial reporting in the period between the consummation date and the date of management’s assessment. The acquired business of Consultronics represented less than 10% of the company’s total consolidated assets and revenues as at and for the year ended August 31, 2006.

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2006.

Germain Lamonde	Pierre Plamondon, CA
Chairman, President and CEO	Vice-President, Finance and Chief Financial Officer

Report of Independent Auditors

To the Shareholders of

EXFO Electro-Optical Engineering Inc.

We have audited the consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 2006 and 2005 and the consolidated statements of earnings, deficit and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Quebec, Quebec, Canada
October 25, 2006

Consolidated Balance Sheets
(in thousands of US dollars)
The accompanying notes are an integral part of these consolidated financial statements.

As at August 31,	2006	2005

Assets
Current assets
Cash	$6,853	$7,119
Short-term investments (notes 8 and 18)	104,437	104,883
Accounts receivable (notes 8 and 18)
Trade	20,891	13,945
Other (note 4)	2,792	2,007
Income taxes and tax credits recoverable (note 8)	2,201	2,392
Inventories (notes 5 and 8)	24,623	17,749
Prepaid expenses	1,404	1,112
	163,201	149,207

Income taxes recoverable	476	459
Property, plant and equipment (notes 4, 6 and 8)	17,392	13,719
Long-lived asset held for sale (note 4)	—	1,600
Intangible assets (notes 7 and 8)	10,948	5,602
Goodwill (note 7)	27,142	20,370
	$219,159	$190,957

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	$17,337	$12,201
Deferred revenue	1,772	1,584
Current portion of long-term debt	107	134
	19,216	13,919

Deferred revenue	2,632	1,568
Government grants (note 15)	723	1,872
Long-term debt (note 10)	354	198
	22,925	17,557

Commitments (note 11)
Contingencies (note 12)

Shareholders’ Equity
Share capital (note 13)	148,921	521,875
Contributed surplus	3,776	2,949
Deficit (note 13)	—	(381,846)
Cumulative translation adjustment	43,537	30,422
	196,234	173,400
	$219,159	$190,957

On behalf of the Board	Germain Lamonde	André Tremblay
	Chairman, President and CEO	Chairman, Audit Committee

Consolidated Statements of Earnings
(in thousands of US dollars, except share and per share data)
The accompanying notes are an integral part of these consolidated financial statements.

Years ended August 31,	2006	2005	2004

Sales (note 19)	$128,253	$97,216	$74,630

Cost of sales (1,2)	57,275	44,059	34,556
Gross margin	70,978	53,157	40,074
Operating expenses
Selling and administrative (1)	40,298	31,782	25,890
Net research and development (1) (note 15)	15,404	12,190	12,390
Amortization of property, plant and equipment	3,523	4,256	4,935
Amortization of intangible assets	4,394	4,836	5,080
Impairment of long-lived assets (note 4)	604	—	620
Government grants (note 15)	(1,307)	—	—
Restructuring and other charges (note 4)	—	292	1,729
Total operating expenses	62,916	53,356	50,644
Earnings (loss) from operations	8,062	(199)	(10,570)

Interest and other income	3,253	2,524	1,438
Foreign exchange loss	(595)	(1,336)	(278)
Earnings (loss) before income taxes (note 16)	10,720	989	(9,410)

Income taxes (note 16)	2,585	2,623	(986)
Net earnings (loss) for the year	$8,135	$(1,634)	$(8,424)

Basic and diluted net earnings (loss) per share	$0.12	$(0.02)	$(0.13)

Basic weighted average number of shares outstanding (000’s)	68,643	68,526	66,020

Diluted weighted average number of shares outstanding (000’s) (note 17)	69,275	68,981	66,615

(1) Stock-based compensation costs included in:
Cost of sales	$127	$143	$62
Selling and administrative	701	626	265
Net research and development	204	194	122
	$1,032	$963	$449
(2)	The cost of sales is exclusive of amortization, shown separately.

Consolidated Statements of Deficit and Contributed Surplus
(in thousands of US dollars)
The accompanying notes are an integral part of these consolidated financial statements.

Deficit

Years ended August 31,	2006	2005	2004

Balance - Beginning of year	$(381,846)	$(380,212)	$(371,788)

Deduct (add)
Net earnings (loss) for the year	8,135	(1,634)	(8,424)
Elimination of deficit by reduction of share capital (note 13)	373,711	-	-
Balance - End of year	$-	$(381,846)	$(380,212)

Contributed surplus

Years ended August 31,	2006	2005	2004

Balance - Beginning of year	$2,949	$1,986	$1,519

Add (deduct)
Stock-based compensation costs	1,027	963	449
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 13)	(200)	-	-
Premium on resale of share capital	-	-	18
Balance - End of year	$3,776	$2,949	$1,986

Consolidated Statements of Cash Flows
(in thousands of US dollars)
The accompanying notes are an integral part of these consolidated financial statements.

Years ended August 31,	2006	2005	2004

Cash flows from operating activities
Net earnings (loss) for the year	$8,135	$(1,634)	$(8,424)
Add (deduct) items not affecting cash
Discount on short-term investments	(229)	(302)	197
Stock-based compensation costs	1,032	963	449
Amortization	7,917	9,092	10,015
Impairment of long-lived assets	604	-	620
Restructuring and other charges	-	-	1,261
Government grants	(1,307)	-	154
Deferred revenue	786	977	1,404
	16,938	9,096	5,676

Change in non-cash operating items
Accounts receivable	(2,637)	(838)	(2,677)
Income taxes and tax credits	329	6,096	(2,464)
Inventories	(2,287)	(699)	1,016
Prepaid expenses	79	544	(449)
Accounts payable and accrued liabilities	(144)	(164)	(351)
	12,278	14,035	751

Cash flows from investing activities
Additions to short-term investments	(673,289)	(585,665)	(653,348)
Proceeds from disposal and maturity of short-term investments	681,500	574,207	624,722
Additions to property, plant and equipment and intangible assets	(3,378)	(1,501)	(851)
Business combinations, net of cash acquired	(18,054)	-	(241)
	(13,221)	(12,959)	(29,718)

Cash flows from financing activities
Repayment of long-term debt	(415)	(121)	(109)
Net proceeds of offering (note 13)	-	-	29,164
Exercise of stock options	557	148	254
Share issue expenses	-	(6)	(137)
Redemption of share capital	-	-	(5)
Resale of share capital	-	-	23
	142	21	29,190
Effect of foreign exchange rate changes on cash	535	863	(430)
Change in cash	(266)	1,960	(207)
Cash - Beginning of year	7,119	5,159	5,366
Cash - End of year	$6,853	$7,119	$5,159

Supplementary information
Interest paid	$65	$30	$408
Income taxes paid (recovered)	$2,541	$(669)	$120

Notes to Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1.	Nature of Activities

EXFO Electro-Optical Engineering Inc. (“EXFO”) designs, manufactures and markets a comprehensive line of test and measurement solutions for the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers integrated test solutions to network service providers, cable TV operators, system vendors and optical component manufacturers. The Life Sciences and Industrial Division mainly leverages core telecom technologies to offer value-added solutions for life sciences applications and high-precision assembly processes, such as those required for microelectronics, optoelectronics and medical devices. EXFO’s products are sold in approximately 70 countries around the world.

2.	Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the future income taxes valuation allowance, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. Actual results could differ from those estimates.

Reporting currency

The measurement currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. Foreign exchange gains and losses arising from such translation are included in the cumulative translation adjustment in shareholders’ equity.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

Foreign currency translation

Foreign currency transactions
Transactions denominated in currencies other than the measurement currency are translated into the measurement currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Foreign exchange gains and losses arising from such translation are reflected in the statements of earnings.

Foreign subsidiaries
The financial statements of integrated foreign operations are remeasured into the measurement currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market, in which case, they are remeasured at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Foreign exchange gains and losses arising from such remeasurement are reflected in the statements of earnings. The company has no selfsustaining foreign subsidiary for which the functional currency is not the US dollar.

Forward exchange contracts
Forward exchange contracts are utilized by the company to manage its foreign currency exposure. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding hedged sales are recorded.

Realized and unrealized foreign exchange gains or losses associated with forward exchange contracts, which have been terminated or cease to be effective prior to maturity, are deferred in the balance sheet and recognized in the earnings of the period in which the underlying hedged transaction is recognized.

Short-term investments

Short-term investments are valued at the lower of cost and market value. Cost consists of acquisition cost plus amortization of discount or less amortization of premium. All investments with original maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods.

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

Term
Land improvements	5 years
Buildings	25 years
Equipment	2 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

Intangible assets, goodwill and amortization

Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents the existing technology acquired in business combinations that has reached technological feasibility. Amortization is provided on a straightline basis over the estimated useful lives of five years for core technology and four and ten years for software.

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable. Impairment exists when the carrying value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. The company assesses fair value of long-lived assets based on discounted future cash flows.

Warranty

The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Revenue recognition

For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided within one year of delivery; the costs of providing this support are insignificant (and accrued at the time of delivery) and no software upgrades are provided.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, the company assesses whether the price associated with its revenue transaction is fixed and determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed and determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, when a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant.

Research and development expenses

All expenses related to research, as well as development activities that do not meet generally accepted criteria for deferral are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral, in accordance with the Canadian Institute of Chartered Accountants (CICA) handbook Section 3450, “Research and Development”, are capitalized, net of related tax credits and government grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

As at August 31, 2006, the company had not deferred any development costs.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. Since 2003, the company records a full valuation allowance against future income tax assets (note 16).

Earnings per share

Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation costs

Since September 1, 2003, the company accounts for all forms of employee stock-based compensation using the fair value-based method. Stock-based compensation costs are amortized to expense over the vesting periods.

Prior to fiscal 2004, no stock-based compensation costs were recognized for employee stock-based compensation. However, the company is required to disclose pro forma information with respect to net earnings (loss) and net earnings (loss) per share as if stock-based compensation costs were recognized in the financial statements for all reporting years using the fair value-based method for outstanding stock options granted prior to September 1, 2003 (note 14).

New accounting standards and pronouncements

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855, "Financial Instruments - Recognition and measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3251, "Equity".

Section 3855 expands on Section 3860, "Financial Instruments - Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, "Hedging Relationships", and on the hedging guidance in Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, "Surplus", has been revised as Section 3251, "Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007. While the company is currently assessing the effects of these new standards, impacts consistent with the adjustments described under note 20 item b) of these consolidated financial statements are expected.

3.	Business Combination

On January 26, 2006, the company acquired substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in the United Kingdom and Hungary, Consultronics was a privately held company specializing in x-Digital Subscriber Line (xDSL), Internet Protocol TV and Voice-over-Internet Protocol (VoIP) test solutions for broadband access networks.

This acquisition was settled for a total cash consideration valued at $19,093,000 or $18,838,000 net of $255,000 of cash acquired. The total consideration includes severance expenses of $660,000 for the termination of employees of the acquired business as well as other acquisition-related costs of $822,000. As at August 31, 2006, a portion of the total consideration, in the amount of $816,000, was not yet paid. From this amount, $631,000 is related to severance expenses and has been recorded as restructuring charges payable (note 4), while the remainder of $185,000, relating to acquisition-related costs, has been recorded as an account payable related to a business combination (note 9). Severance expenses will be fully paid in fiscal 2007.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since January 26, 2006; that is being the date of acquisition.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Current assets	$5,135
Property, plant and equipment	3,115
Core technology	8,709
Current liabilities assumed	(2,826)
Loans assumed	(402)
Net identifiable assets acquired	13,731
Goodwill	5,107
Purchase price, net of cash acquired	$18,838

Acquired core technology is amortized on a straight-line basis over its estimated useful life of five years.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is deductible for tax purposes.

4.	Special Charges

Impairment of long-lived assets

Fiscal 2004
In fiscal 2004, the company put one of its buildings (located in Quebec City) up for sale and received, at the beginning of fiscal 2005, a formal purchase offer for this building. Based on that offer, the company concluded that the building was impaired and it recorded an impairment loss of $620,000 in fiscal 2004, representing the excess of the carrying value of the building over its expected selling price. However, during the first quarter of fiscal 2005, some conditions of the formal purchase offer were not met and the offer was declined. During fiscal 2005, the company withdrew the building from the market and continued to use it. This building reported to the Telecom Division.

Fiscal 2006
In June 2006, the company entered into an agreement to sell its building (located in Rochester, NY) along with some equipment and it recorded an impairment charge of $604,000 in the third quarter of fiscal 2006, representing the excess of the carrying value of these assets over the net expected selling price of $1,200,000. The sale of these assets was finalized in the fourth quarter of 2006 for the net expected selling price. This amount is included in the other receivables in the balance sheet as at August 31, 2006, and it will be recovered in the first quarter of fiscal 2007. These assets report to the Life Science and Industrial Division.

Restructuring and other charges

Fiscal 2004 and 2005
During fiscal 2004, the company approved a restructuring plan to consolidate the operations of its Life Sciences and Industrial Division, transferring its Rochester, NY, operations mainly to its facilities in Toronto. This consolidation process, which started in August 2004, was completed during fiscal 2005.

Overall, for that process, the company incurred $2,515,000 in restructuring and other charges, from which $2,033,000 was recorded in fiscal 2004 and the remaining $482,000 was recorded in 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees at the Rochester facilities, $1,261,000 mainly for the impairment of the building in Rochester and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

Finally, in fiscal 2005 and 2004, the company recorded adjustments of $190,000 and $304,000, respectively, to the fiscal 2003 and 2001 plans because actual charges, mainly for leased equipment, were lower than expected.

The following tables summarize changes in the restructuring charges payable since August 31, 2003:

Year ended August 31, 2006
	Balance as at August 31, 2005	Additions	Payments	Adjustments	Balance as at August 31, 2006
Fiscal 2006 plan (note 3)
Severance expenses	$—	$660	$(29)	$—	$631
Fiscal 2003 plan
Exited leased facilities	150	—	(90)	—	60
Total for all plans (note 9)	$150	$660	$(119)	$—	$691

Year ended August 31, 2005
	Balance as at August 31, 2004	Additions	Payments	Adjustments	Balance as at August 31, 2005
Fiscal 2004 plan
Severance expenses	$467	$83	$(550)	$—	$—
Other	—	399	(399)	—	—
	467	482	(949)	—	—
Fiscal 2003 plan
Severance expenses	109	—	(77)	(32)	—
Exited leased facilities	386	—	(229)	(7)	150
Other	197	—	(46)	(151)	—
	692	—	(352)	(190)	150
Fiscal 2001 plan
Exited leased facilities	10	—	(10)	—	—
Total for all plans (note 9)	$1,169	$482	$(1,311)	$(190)	$150

Year ended August 31, 2004
	Balance as at August 31, 2003	Additions	Payments	Adjustments	Balance as at August 31, 2004
Fiscal 2004 plan
Severance expenses	$—	$772	$(305)	$—	$467
Fiscal 2003 plan
Severance expenses	1,233	—	(870)	(254)	109
Exited leased facilities	748	—	(362)	—	386
Other	295	—	(90)	(8)	197
	2,276	—	(1,322)	(262)	692
Fiscal 2002 plans
Other	68	—	(68)	—	—
Fiscal 2001 plan
Exited leased facilities	124	—	(72)	(42)	10
Total for all plans	$2,468	$772	$(1,767)	$(304)	$1,169

5.	Inventories

As at August 31,	2006	2005
Raw materials	$14,353	$9,373
Work in progress	1,043	934
Finished goods	9,227	7,442
	$24,623	$17,749

6.	Property, Plant and Equipment

As at August 31,		2006		2005
	Cost	Accumulated amortization	Cost	Accumulated amortization
Land and land improvements	$4,249	$1,082	$3,179	$815
Buildings	14,417	6,262	9,206	2,250
Equipment	33,562	28,263	33,216	29,553
Leasehold improvements	2,788	2,017	2,395	1,659
	55,016	$37,624	47,996	$34,277
Less:
Accumulated amortization	37,624		34,277
	$17,392		$13,719

As at August 31, 2005 and 2006, unpaid purchases of property, plant and equipment amounted to $111,000 and $176,000, respectively.

7.	Intangible Assets and Goodwill

As at August 31,		2006		2005
	Cost	Accumulated amortization	Cost	Accumulated amortization
Core technology	$47,629	$38,972	$35,554	$32,214
Software	6,781	4,490	6,607	4,345
	54,410	$43,462	42,161	$36,559
Less:
Accumulated amortization	43,462		36,559
	$10,948		$5,602

Amortization expenses for intangible assets in each of the next five fiscal years will amount to $2,877,000 in 2007, $2,337,000 in 2008, $2,252,000 in 2009, $2,200,000 in 2010 and $1,099,000 in 2011.

Changes in the carrying value of goodwill are as follows:

As at August 31,	2006	2005
Balance - Beginning of year	$20,370	$18,393
Addition from business combination (note 3)	5,107	-
Foreign currency translation adjustment	1,665	1,977
Balance - End of year (note 19)	$27,142	$20,370

8.	Credit Facilities

The company has a line of credit that provides for advances of up to CA$10,000,000 (US$9,037,000). This line of credit bears interest at prime rate (prime rate in 2005). As at August 31, 2006, this line of credit was unused.

The company also has another line of credit, which provides for advances of up to CA$4,500,000 (US$4,067,000) for letters of guarantee. As at August 31, 2006, an amount of CA$2,073,000 (US$1,873,000) was reserved from this line of credit (note 12).

Finally, the company has a third line of credit of $12,000,000 for the foreign currency exposure related to its forward exchange contracts. As at August 31, 2006, an amount of $751,000 was reserved from this line of credit.

These lines of credit are renewable annually. Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company are pledged as collateral against these lines of credit.

9.	Accounts Payable and Accrued Liabilities

As at August 31,	2006	2005
Trade	$7,487	$5,781
Salaries and social benefits	5,991	4,526
Warranty	1,006	725
Commissions	835	211
Restructuring charges (note 4)	691	150
Business combination (note 3)	185	-
Other	1,142	808
	$17,337	$12,201

Changes in the warranty provision are as follows:

As at August 31,	2006	2005
Balance - Beginning of year	$725	$390
Provision	895	869
Settlements	(708)	(583)
Addition from business combination	31	-
Foreign currency translation adjustment	63	49
Balance - End of year	$1,006	$725

10.	Long-Term Debt

As at August 31,	2006	2005
Loans collateralized by equipment, bearing interest at 4.9%, repayable in monthly installments of $10,600 including principal and interest, maturing in 2010	$461	$—
Loans collateralized by equipment, bearing interest at 9.6%, fully repaid in fiscal 2006	—	332
	461	332
Less: Current portion	107	134
	$354	$198

As at August 31, 2006, minimum principal repayments required in each of the next four years will amount to $107,000 in 2007, $113,000 in 2008, $118,000 in 2009 and $123,000 in 2010.

11.	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through September 2013. As at August 31, 2006, minimum rentals payable under these operating leases in each of the next five years will amount to $1,748,000 in 2007, $1,223,000 in 2008, $1,177,000 in 2009, $1,200,000 in 2010 and $990,000 in 2011 for total commitments of $6,888,000.

For the years ended August 31, 2004, 2005 and 2006, rental expenses amounted to $1,219,000, $1,370,000 and $1,523,000, respectively.

12.	Contingencies

Class action

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court. If the court determines that the settlement is fair to the class members, the settlement will be approved. The settlement provides that, if the plaintiffs do not obtain any recovery from the underwriter defendants, the members of the class action would receive an amount not expected to exceed $2,507,678. Any direct financial impact plus any legal fees are expected to be borne by the company’s insurance carriers. However, there can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2006.

Letters of guarantee

As at August 31, 2006, in the normal course of its operations, the company had outstanding letters of guarantee of CA$2,073,000 (US$1,873,000), which expire at various dates through fiscal 2010 and that were reserved from one of the lines of credit (note 8).

13.	Share Capital

Authorized - unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the
Board of Directors, ranking pari passu with multiple voting shares
Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

The following table summarizes the share capital activity since August 31, 2003:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount
Balance as at August 31, 2003	37,900,000	$1	$25,139,908	$492,451	492,452
Public offering (1)	-	-	5,200,000	29,164	29,164
Exercise of stock options (note 14)	-	-	111,071	254	254
Exercise of restricted stock awards (note 14)	-	-	89,504	-	-
Redemption	-	-	(5,340)	(5)	(5)
Resale	-	-	5,340	5	5
Share issue expenses	-	-	-	(137)	(137)
Balance as at August 31, 2004	37,900,000	1	30,540,483	521,732	521,733
Exercise of stock options (note 14)	-	-	71,699	148	148
Exercise of restricted stock awards (note 14)	-	-	53,592	-	-
Share issue expenses	-	-	-	(6)	(6)
Balance as at August 31, 2005	37,900,000	1	30,665,774	521,874	521,875
Exercise of stock options (note 14)	-	-	182,425	557	557
Exercise of restricted share units (note 14)	-	-	4,770	-	-
Conversion of multiple voting shares into subordinate voting shares	(757,000)	-	757,000	-	-
Reclassification of stock-based compensation cost to share capital upon exercise of stock awards	-	-	-	200	200
Elimination of deficit by reduction of share capital (2)	-	-	-	(373,711)	(373,711)
Balance as at August 31, 2006	37,143,000	$1	31,609,969	$148,920	$148,921

(1)
On February 12, 2004, pursuant to a Canadian public offering, the company issued 5,200,000 subordinate voting shares for net proceeds of $29,164,000 (CA$38,438,400), after deduction of underwriting commission of $1,215,000 (CA$1,601,000).

(2)	Upon the approval of the Board of Directors dated August 31, 2006, the company eliminated its deficit against its share capital.

14.	Stock-Based Compensation Plans

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares.

Long-term incentive plan

In May 2000, the company established a Stock Option Plan for directors, executive officers and employees and those of the company’s subsidiaries, as determined by the Board of Directors. In January 2005, the company made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which includes stock options and restricted share units.

Stock Options
The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire ten years from the date of grant and generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding stock options upon the occurrence of a change of control.

The following table summarizes stock option activity since August 31, 2003:

Years ended August 31,		2006		2005		2004
	Number	Weighted Average exercise price (CA$)	Number	Weighted average exercise price (CA$)	Number	Weighted average exercise price (CA$)
Outstanding - Beginning of year	2,763,759	$19	2,934,518	$21	3,176,613	$23
Granted	31,992	6	246,233	6	536,500	5
Exercised	(182,425)	(4)	(71,699)	(3)	(111,071)	(3)
Forfeited	(173,951)	(18)	(345,293)	(27)	(667,524)	(23)
Outstanding - End of year	2,439,375	$20	2,763,759	$19	2,934,518	$21
Exercisable - End of year	1,852,870	$25	1,650,404	$28	1,331,707	$32

The intrinsic value of stock options exercised during the year ended August 31, 2006, was CA$552,000.

The weighted average grant-date fair value of stock options granted during fiscal 2004, 2005 and 2006 amounted to $2.73, $3.51 and $4.76, respectively.

The fair value of stock awards granted in fiscal 2004, 2005 and 2006 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

Years ended August 31,	2006	2005	2004
Risk-free interest rate	3.9%	3.6%	2.7%
Expected volatility (based on historical volatility)	87%	95%	100%
Dividend yield	Nil	Nil	Nil
Expected life	66 months	66 months	49 months

The company is required to make pro forma disclosures of net earnings (loss) and net earnings (loss) per share for any periods included in the financial statements, as if the fair value-based method of accounting had been applied to outstanding unvested awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to unvested stock options granted prior to September 1, 2003, and outstanding as at August 31, 2004, 2005 and 2006, the net earning (loss) per share and the pro forma net earning (loss) per share would have been the same for all reporting years.

The following table summarizes information about stock options as at August 31, 2006:

		Stock options outstanding			Stock options exercisable
Exercise price (CA$)	Number	Weighted average exercise price (CA$)	Aggregate intrinsic value (CA$)	Weighted average remaining contractual life	Number	Weighted average exercise price (CA$)	Aggregate intrinsic value (CA$)
$2.50 to $3.36	419,655	$2.50	$1,402	6.1 years	273,313	$2.50	$913
$3.96 to $5.84	547,687	5.07	422	7.6 years	206,464	4.92	190
$6.22 to $9.02	193,200	6.52	—	7.4 years	94,260	6.82	—
$14.27 to $20.00	476,396	15.78	—	5.2 years	476,396	15.78	—
$29.70 to $43.00	564,436	36.27	—	4.2 years	564,436	36.27	—
$51.25 to $68.17	199,771	65.76	—	4.0 years	199,771	65.76	—
$83.66	38,230	83.66	—	4.0 years	38,230	83.66	—
	2,439,375	$20.26	$1,824	5.7 years	1,852,870	$25.19	$1,103

Restricted Share Units (RSUs)
 RSUs are “phantom” shares that rise and fall in value based on the value of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors on the vesting dates established by the Board of Directors at the time of grant. The vesting dates are subject to a minimum term of three years and a maximum term of ten years from the award date. RSUs granted under the plan expire at the latest ten years from the date of grant.

The following table summarizes RSUs activity since January 2005:

Years ended August 31,	2006	2005
Outstanding - Beginning of year	176,185	-
Granted	173,803	176,185
Exercised	(4,770)	-
Forfeited	(17,341)	-
Outstanding - End of year	327,877	176,185

None of the RSUs outstanding as at August 31, 2005 and 2006 were redeemable. As at August 31, 2006, the weighted average remaining contractual life of the outstanding RSUs was 8.9 years. The weighted average grant-date fair value of RSUs granted during fiscal 2005 and 2006 amounted to $4.68 and $5.39, respectively.

Deferred share unit plan

In January 2005, the company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company.

The following table summarizes DSU activity since January 2005:

Years ended August 31,	2006	2005
Outstanding - Beginning of year	23,734	-
Granted	19,556	23,734
Outstanding - End of year	43,290	23,734

None of the DSUs outstanding as at August 31, 2005 and 2006 were redeemable. The weighted average grant date fair value of DSUs granted during fiscal 2005 and 2006 amounted to $4.47 and $5.81.

Stock appreciation rights plan

In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant and vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

The following table summarizes stock appreciation rights activity since August 31, 2003:

Years ended August 31,		2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
Outstanding - Beginning of year	19,000	$12	13,000	$16	9,000	$24
Granted	5,500	6	6,000	4	6,000	5
Forfeited	-	-	-	-	(2,000)	(19)
Outstanding - End of year	24,500	$11	19,000	$12	13,000	$16
Exercisable - End of year	11,000	$18	7,500	$24	4,250	$30

The following table summarizes information about stock appreciation rights as at August 31, 2006:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable
Exercise price	Number	Weighted average remaining contractual life	Number
$2.21	2,000	6.6 years	1,500
$4.51 to $6.50	17,500	8.4 years	4,500
$22.25	2,500	4.4 years	2,500
$45.94	2,500	4.0 years	2,500
	24,500	7.4 years	11,000

Restricted stock award plan

In December 2000, the company established a Restricted Stock Award Plan for employees of EXFO Burleigh. This plan expired in December 2004. Each stock award entitled employees to receive one subordinate voting share at a purchase price of nil. Stock awards granted under the plan vested over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. According to the plan, upon the involuntary termination of a member of the defined management team, all outstanding restricted stock awards granted to such an employee automatically vested.

The following table summarizes restricted stock awards activity since August 31, 2003:

Years ended August 31,	2005	2004
Outstanding - Beginning of year	53,592	143,096
Exercised	(53,592)	(89,504)
Outstanding - End of year	-	53,592

15.	Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

Years ended August 31,	2006	2005	2004
Gross research and development expenses	$19,488	$15,878	$15,668
Research and development tax credits and grants	(4,084)	(3,688)	(3,278)
	$15,404	$12,190	$12,390

Government grants

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2,220,000 (US$1,995,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

Since the beginning of the program, the company has claimed and received the maximum amount of CA$2,220,000. However, these grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, the company deferred in the balance sheet CA$1,450,000 (US$1,307,000) from the amounts received until it received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted the company with its final approval and the company recorded a non-recurring revenue of CA$1,450,000 (US$1,307,000) in the earnings from operations in the statement of earnings of fiscal 2006.

Furthermore, since 2000, companies operating in the Quebec City area are eligible for a refundable credit granted by the Quebec provincial government. This credit is earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount received by the company so far under this program, CA$774,000 (US$700,000) was deferred and was included in government grants in the balance sheet. This amount will be recognized in the statement of earnings upon the final approval of eligible salaries by the sponsor of the program. Should repayments of any amounts received pursuant to this program be required, such repayments, less related deferred revenue, will be charged to earnings as the amount of any repayment becomes known.

Following is a summary of the classification of these and certain other grants and credits (government grants) in the statements of earnings of the reporting years.

Cost of sales for the years ended August 31, 2004, 2005 and 2006, is net of government grants of $3,000, $89,000 and $262,000, respectively.

Selling and administrative expenses for the years ended August 31, 2004, 2005 and 2006, are net of government grants of $5,000, $32,000 and $76,000, respectively.

Research and development expenses for the years ended August 31, 2004, 2005 and 2006, are net of government grants of $80,000, $22,000 and $4,000, respectively.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 2% (1% prior to June 2005) of an employee’s gross salary, provided that the employee has contributed at least 2% of his/her gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2004, 2005 and 2006, amounted to CA$141,000 (US$106,000), CA$221,000 (US$179,000) and CA$363,000 (US$316,000), respectively.

•	401K plan

The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2004, 2005 and 2006, the company recorded cash contributions and expenses totaling $187,000, $134,000 and $126,000, respectively.

16.	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

Years ended August 31,	2006	2005	2004
Income tax provision at combined Canadian federal and provincial statutory tax rate (32% in 2006, 31% in 2005 and 32% in 2004)	$3,430	$307	$(3,011)

Increase (decrease) due to:
Foreign income taxed at different rates	(85)	(580)	(767)
Non-taxable income	(207)	(827)	(128)
Non-deductible expenses	527	784	1,205
Tax deductions	-	(81)	(169)
Change in enacted rates	497	-	274
Effect of consolidation of subsidiaries	61	(209)	(1,384)
Previous year tax recovery	-	-	(1,406)
Other	239	(146)	446
Change in valuation allowance	(1,877)	3,375	3,954
	$2,585	$2,623	$(986)

The income tax provision consists of the following:
Current
Canadian	$2,573	$2,513	$(577)
Other	12	110	(409)
	2,585	2,623	(986)
Future
Canadian	2,687	(1,445)	(1,104)
United States	(601)	(1,723)	(2,448)
Other	(209)	(207)	(402)
	1,877	(3,375)	(3,954)
Valuation allowance
Canadian	(2,687)	1,445	1,104
United States	601	1,723	2,448
Other	209	207	402
	(1,877)	3,375	3,954
	$2,585	$2,623	$(986)

Details of the company’s income taxes:
Earnings (loss) before income taxes
Canadian	$13,202	$3,092	$(7,740)
United States	(2,103)	(953)	(5,879)
Other	(379)	(1,150)	4,209
	$10,720	$989	$(9,410)

Most of the company’s income tax provision for fiscal 2005 and 2006 represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

Significant components of the company’s future income tax assets and liabilities are as follows:

As at August 31,	2006	2005
Future income tax assets
Long-lived assets	$4,453	$4,902
Provisions and accruals	7,315	7,406
Government grants	-	209
Deferred revenue	486	318
Share issue expenses	531	590
Research and development expenses	8,527	7,292
Losses carried forward	18,118	18,424
	39,430	39,141
Valuation allowance	(38,543)	(38,406)
	887	735
Future income tax liabilities
Research and development tax credits	(887)	(735)
Future income tax assets, net	$-	$-

As at August 31, 2006, the company had available operating losses in several tax jurisdictions, against which a full valuation allowance of $18,118,000 was recorded. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

	Canada		United States
Year of expiry	Federal	Provinces	and Other
2008	$1,252	$92	$1,857
2009	5,186	394	599
2010	4,677	327	266
2011	168	86	-
2013	-	-	876
2015	1,666	1,670	-
2022	-	-	9,406
2023	-	-	11,621
2024	-	-	6,700
2025	-	-	6,690
2026	1,694	1,696	2,737
Indefinite	1,702	1,775	1,996
	$16,345	$6,040	$42,748

As at August 31, 2006, in addition to operating losses, the company had available research and development expenses in Canada amounting to $33,745,000 at the federal level and $15,276,000 at the provincial level, against which a full valuation allowance of $8,527,000 was recorded. These expenses can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction.

Finally, as at August 31, 2006, the company had available research and development tax credits at the Canadian federal level in the amount of $3,697,000 that can be carried forward against future years’ income taxes payable over the next ten years. These tax credits were not recorded in the balance sheet as at August 31, 2006.

17.	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

Years ended August 31,	2006	2005	2004
Basic weighted average number of shares outstanding (000’s)	68,643	68,526	66,020
Plus dilutive effect of:
Stock options (000’s)	502	422	502
Deferred share units (000’s)	31	8	-
Restricted share units (000’s)	99	8	-
Restricted stock awards (000’s)	—	17	93
Diluted weighted average number of shares outstanding (000’s)	69,275	68,981	66,615
Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,628	1,962	2,128

The diluted net loss per share for the years ended August 31, 2004 and 2005, was the same as the basic net loss per share since the dilutive effect of stock options, deferred share units, restricted share units and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted net loss per share for those years was calculated using the basic weighted average number of shares outstanding.

18.	Financial Instruments

Short-term investments

Short-term investments consist of the following:

As at August 31,	2006	2005
Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 3.92% to 4.31% in 2006 and 2.44% to 2.75% in 2005, maturing on different dates between September 2006 and January 2007 in fiscal 2006, and September 2005 and January 2006 in fiscal 2005	$104,437	$104,883

Fair value

Cash, accounts receivable, accounts payable and accrued liabilities as well as long-term debt, are financial instruments whose carrying values approximate their fair values.

The fair value of short-term investments, based on market value, amounted to $104,883,000 and $104,437,000 as at August 31, 2005 and 2006, respectively.

The fair value of forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to unrecognized gains of $2,937,000 and $5,451,000 as at August 31, 2005 and 2006, respectively.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company’s short-term investments consist of debt instruments issued by nine (six in 2005) quality high-credit corporations and trusts. The company’s cash and forward exchange contracts are held with or issued by quality high-credit financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $352,000 and $451,000 as at August 31, 2005 and 2006, respectively.

Interest rate risk

As at August 31, 2006, the company’s exposure to interest rate risk is summarized as follows:

Cash	Non-interest bearing
Short-term investments	As described above
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	As described in note 10

Forward exchange contracts

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2005 and 2006, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

	Contractual amounts	Weighted average contractual forward rates
As at August 31, 2005
September 2005 to August 2006	$26,000	1.2630
September 2006 to November 2007	7,600	1.2500
As at August 31, 2006
September 2006 to August 2007	$37,000	1.1676
September 2007 to June 2009	26,800	1.1261

19.	Segment Information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

The following tables present information by segment:

Year ended August 31, 2006	Telecom Division	Life Sciences and Industrial Division	Total
Sales	$107,376	$20,877	$128,253
Earnings from operations	$6,679	$1,383	$8,062
Unallocated items:
Interest and other income			3,253
Foreign exchange loss			(595)
Earnings before income taxes			10,720
Income taxes			2,585
Net earnings for the year			$8,135
Government grants (note 15)	$(1,307)	$—	$(1,307)
Amortization of capital assets	$6,689	$1,228	$7,917
Stock-based compensation costs	$962	$70	$1,032
Impairment of long-lived assets (note 4)	$—	$604	$604
Capital expenditures	$3,049	$329	$3,378

Year ended August 31, 2005	Telecom Division	Life Sciences and Industrial Division	Total
Sales	$80,120	$17,096	$97,216
Earnings (loss) from operations	$763	$(962)	$(199)
Unallocated items:
Interest and other income			2,524
Foreign exchange loss			(1,336)
Earnings before income taxes			989
Income taxes			2,623
Net loss for the year			$(1,634)
Amortization of capital assets	$6,504	$2,588	$9,092
Stock-based compensation costs	$897	$66	$963
Capital expenditures	$1,408	$93	$1,501

Year ended August 31, 2004	Telecom Division	Life Sciences and Industrial Division	Total
Sales	$58,882	$15,748	$74,630
Loss from operations	$(5,557)	$(5,013)	$(10,570)
Unallocated items:
Interest and other income			1,438
Foreign exchange loss			(278)
Loss before income taxes			(9,410)
Income taxes			(986)
Net loss for the year			$(8,424)
Amortization of capital assets	$6,643	$3,372	$10,015
Stock-based compensation costs	$417	$32	$449
Impairment of long-lived assets (note 4)	$620	$—	$620
Restructuring and other charges (note 4)	$—	$1,261	$1,261
Capital expenditures	$607	$244	$851

Total assets by reportable segment are detailed as follows:

As at August 31,	2006	2005
Telecom Division	$93,853	$64,655
Life Sciences and Industrial Division	11,339	11,449
Unallocated assets	113,967	114,853
	$219,159	$190,957

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

Carrying value of goodwill by reportable segment is detailed as follows:

As at August 31,	2006	2005
Telecom Division	$22,545	$16,092
Life Sciences and Industrial Division	4,597	4,278
	$27,142	$20,370

Sales to external customers by geographic region are detailed as follows:

Years ended August 31,	2006	2005	2004
United States	$59,457	$56,282	$40,019
Canada	8,767	6,830	5,818
Latin America	8,380	3,127	3,547
	76,604	66,239	49,384
Europe, Middle East and Africa	32,379	19,396	13,706
Asia-Pacific	19,270	11,581	11,540
	$128,253	$97,216	$74,630

Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2004, 2005 and 2006, one customer represented more than 10% of sales with 13.8% of sales ($10,325,000) in fiscal 2004, 23.3% of sales ($22,629,000) in 2005 and 13.8% of sales ($17,706,000) in 2006. For fiscal 2004, 2005 and 2006, the most important customer purchased from the Telecom Division.

Long-lived assets by geographic region are detailed as follows:

As at August 31,	2006	2005
Canada	$51,724	$35,690
United States	3,758	5,601
	$55,482	$41,291

Long-lived assets consist of property, plant and equipment, the long-lived asset held for sale, intangible assets and goodwill.

20.	United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its financial statements for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

Reconciliation of net earnings (loss) to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported net earnings (loss) and net earnings (loss) per share under Canadian GAAP as compared to U.S. GAAP. Please refer to corresponding explanatory notes in the Reconciliation Items section.

Years ended August 31,		2006	2005	2004
Net earnings (loss) for the year in accordance with Canadian GAAP		$8,135	$(1,634)	$(8,424)
Stock-based compensation costs	a)	-	-	(867)
Unrealized losses on forward exchange contracts	b)	-	(1,286)	(280)
Net earnings (loss) for the year in accordance with U.S. GAAP		8,135	(2,920)	(9,571)
Other comprehensive income (loss)
Foreign currency translation adjustment		12,322	15,669	5,969
Unrealized gains on forward exchange contracts	b)	5,394	2,313	689
Reclassification of realized gains on forward exchange contracts in net earnings (loss)	b)	(2,880)	(65)	-
Comprehensive income (loss)		$22,971	$14,997	$(2,913)
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP		$0.12	$(0.04)	$(0.14)
Basic weighted average number of shares outstanding (000’s)		68,643	68,526	66,020
Diluted weighted average number of shares outstanding (000’s)		69,275	68,981	66,615

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Please refer to the corresponding explanatory note in the Reconciliation Items section.

As at August 31,		2006	2005	2004
Shareholders’ equity in accordance with Canadian GAAP		$196,234	$173,400	$157,327
Forward exchange contracts	b)	5,451	2,937	1,975
Goodwill		(11,908)	(11,042)	(10,008)
Shareholders’ equity in accordance with U.S. GAAP		$189,777	$165,295	$149,294

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2003:

	Share capital	Contributed surplus	Deficit	Deferred stock-based compensation costs	Other capital	Accumulated other comprehensive income	Shareholders’ equity

Balance as at August 31, 2003	$565,291	$1,519	$(454,588)	$(1,278)	$5,429	$5,219	$121,592
Net loss for the year	—	—	(9,571)	—	—	—	(9,571)
Stock-based compensation costs	1,737	—	—	339	(760)	—	1,316
Foreign currency translation adjustment	—	—	—	—	—	5,969	5,969
Unrealized gains on forward exchange contracts	—	—	—	—	—	689	689
Public offering (note 13)	29,164	—	—	—	—	—	29,164
Exercise of stock options (note 13)	254	—	—	—	—	—	254
Share issue expenses (note 13)	(137)	—	—	—	—	—	(137)
Premium on resale of share capital	—	18	—	—	—	—	18
Balance as at August 31, 2004	596,309	1,537	(464,159)	(939)	4,669	11,877	149,294
Net loss for the year	—	—	(2,920)	—	—	—	(2,920)
Stock-based compensation costs	1,213	—	—	(776)	425	—	862
Foreign currency translation adjustment	—	—	—	—	—	15,669	15,669
Unrealized gains on forward exchange contracts	—	—	—	—	—	2,248	2,248
Exercise of stock options (note 13)	148	—	—	—	—	—	148
Share issue expenses (note 13)	(6)	—	—	—	—	—	(6)
Balance as at August 31, 2005	597,664	1,537	(467,079)	(1,715)	5,094	29,794	165,295
Net earnings for the year	—	—	8,135	—	—	—	8,135
Stock-based compensation costs	—	—	—	344	610	—	954
Foreign currency translation adjustment	—	—	—	—	—	12,322	12,322
Unrealized gains on forward exchange contracts	—	—	—	—	—	2,514	2,514
Exercise of stock options	557	—	—	—	—	—	557
Reclassification of stock-based compensation costs upon exercise of stock awards (note 13)	200	—	—	—	(200)	—	—
Balance as at August 31, 2006	$598,421	$1,537	$(458,944)	$(1,371)	$5,504	$44,630	$189,777

Accumulated other comprehensive income is comprised of the following:

As at August 31,		2006	2005	2004
Foreign currency translation adjustment
Current year		$12,322	$15,669	$5,969
Cumulative effect of prior years		26,857	11,188	5,219
		39,179	26,857	11,188
Unrealized gains on forward exchange contracts	b)
Current year		2,514	2,248	689
Cumulative effect of prior years		2,937	689	—
		5,451	2,937	689
		$44,630	$29,794	$11,877

Statements of cash flows

For the years ended August 31, 2004, 2005 and 2006, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a) Accounting for stock-based compensation

Until August 31, 2003, and to conform to U.S. GAAP, the company measured stock-based compensation costs using the intrinsic value method (APB 25, "Accounting for Stock Issued to Employees"). However, since September 1, 2003, and as described in item e) below, the company accounts for stock-based compensation costs for awards granted after that date, using the fair value-based method to conform to Statement of Financial Accounting Standard (SFAS) 123, “Accounting for Stock-Based Compensation” and subsequently, SFAS123(R), “Share-Based Payments”.

Stock Purchase Plan
Under APB 25, compensation costs related to the stock purchase plan were measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation costs were amortized to expense over a period of five years, being the restriction period. This plan terminated at the time of the Initial Public Offering on June 29, 2000. Compensation costs related to this plan became fully amortized during fiscal 2004.

Long-Term Incentive Plan
Until August 31, 2003, and under APB 25, compensation costs related to the long-term incentive plan were measured as the difference between the market price of the underlying stock at the date of grant and the exercise price of the stock option. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years. Compensation costs related to stock options granted prior to September 1, 2003, and accounted for under APB 25 became fully amortized during fiscal 2004.

Restricted Stock Award Plan
Under APB 25, compensation costs related to the restricted stock award plan were measured as the difference between the market price of the underlying stock at the date of grant and the exercise price of the stock award, which was nil. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period. Compensation costs related to this plan, which were accounted for under APB 25, became fully amortized during fiscal 2004.

Until August 31, 2003, no compensation costs were recognized for these stock-based compensation plans under Canadian GAAP.

b) Forward exchange contracts

The forward exchange contracts entered into by the company prior to September 1, 2003, did not qualify for hedge accounting treatment under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”; accordingly, changes in the fair value of these derivatives were charged to earnings. However, on September 1, 2003, the company implemented the documentation for the designation, documentation and assessment of the effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting. With this documentation in place, the forward exchange contracts entered into by the company since September 1, 2003, qualify for hedge accounting treatment under U.S. GAAP. Consequently, under U.S. GAAP, changes in the fair value of these contracts are charged to other comprehensive income. Upon the recognition of the hedged sales, accumulated changes in fair value are reclassified in the statements of earnings.

Under Canadian GAAP, foreign exchange translation gains and losses on forward exchange contracts are recognized as an adjustment of the revenue when the corresponding sales are recorded, regardless of whether the contracts were entered into before or after September 1, 2003.

Based on the portfolio of forward exchange contracts as at August 31, 2006, the company estimates that the portion of the unrealized gain on forward exchange contracts as of August 31, 2006, and that will be realized and reclassified to net earnings over the next fiscal year amounts to $2,872,000.

c) Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $1,761,000, $2,169,000 and $2,546,000 for fiscal 2004, 2005 and 2006, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

d) Elimination of deficit by reduction of share capital

As at August 31, 2006, under Canadian GAAP, the company proceeded to eliminate its deficit against its share capital (note 13). However, under U.S. GAAP, such elimination is not permitted, which creates a permanent difference of $373,711,000 in the deficit and the share capital between the Canadian GAAP and U.S. GAAP figures. This difference has no impact on the total amount of the shareholders’ equity.

e) New accounting standards and pronouncements

Adopted in fiscal 2006
In November 2004, the Financial Accounting Standard Board (FASB) issued SFAS 151, “Inventory Costs”, an amendment to ARB No. 43, Chapter 4. The amendments made by SFAS 151 improves financial reporting by clarifying that any abnormal amount of idle facility expenses, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company adopted this new statement on September 1, 2005, and its adoption had no significant impact on its financial statements.

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”. This statement supersedes ABP 25, “Accounting for Stock Issued to Employees” and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of sharebased payment to employees result in compensation cost recognized in financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company adopted this statement on September 1, 2005, using the modified prospective application method of transition and its adoption had no significant impact on its financial statements.

Under U.S. GAAP, until August 31, 2003, the company elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123(R), the company is required to make pro forma disclosures of net earnings (loss) and net earnings (loss) per share for any periods included in the financial statements that ended prior to the adoption of SFAS 123(R) (i.e., fiscal 2004 and 2005) as if the fair value-based method of accounting had been applied to outstanding unvested awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to these awards, the pro forma net earnings (loss) per share would have been the same as the net earnings (loss) per share for all reporting periods.

The fair value of options or awards granted was estimated using the Black-Scholes options pricing model.

To be adopted after fiscal 2006
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Errors Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. This statement is effective for accounting changes or corrections of errors in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting to Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company will adopt this interpretation on September 1, 2007, and has not yet assessed the impact its adoption will have on its financial statements.

Board of Directors

Germain Lamonde
Chairman of the Board,
President and CEO, EXFO
Electro-Optical Engineering Inc.

Germain Lamonde, a company founder, has been Chairman of the Board, President and CEO of EXFO since its inception in his apartment in 1985. Mr. Lamonde, who is responsible for the overall management and strategic direction of EXFO and its subsidiaries and divisions, has grown the company from the ground up into a global leader in the telecommunications test and measurement industry. Mr. Lamonde has served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the Pole QCA Economic Development Corporation and the National Optics Institute of Canada to name a few. Germain Lamonde holds a bachelor’s degree in physics engineering from the University of Montreal’s School of Engineering (École Polytechnique), a master’s degree in optics from Laval University, and is also a graduate of the Ivey Executive Program offered by the University of Western Ontario.

Dr. David A. Thompson [2]
Vice-President and Director
Hardware & Equipment Technology
Corning Cable Systems

Dr. David A. Thompson is Vice-President and Director of Hardware & Equipment Technology at Corning Cable Systems, where he has held this position since January 2006. Prior to this, he was Vice-President and Director of Hardware & Equipment Technology Strategy for Corning Cable Systems from January 2002 to December 2005. Dr. Thompson first joined Corning Incorporated in 1976 and later took on several technology directorship and strategic planning roles. His last position at Corning prior to transferring to Corning Cable Systems in January 2002 was Division Vice-President for the Strategic Planning & Innovation Effectiveness in Research, Development and Engineering. Dr. David Thompson holds a bachelor’s degree in chemistry from Ohio State University and a doctorate in inorganic chemistry from the University of Michigan.

Pierre Marcouiller [1,2]
Chairman of the Board and CEO,
Camoplast Inc.

Pierre Marcouiller is Chairman of the Board and CEO of Camoplast Inc., an industrial manufacturer specializing in rubber tracks, molded composites, thermoplastic components and off-road tracked vehicles. Prior to joining Camoplast, Mr. Marcouiller was President and General Manager of Venmar Ventilation Inc. (1988-1996), where he was the controlling shareholder from 1991 to 1996. Mr. Marcouiller is also a Director of Héroux- Devtek Inc., a public company specialized in the design, development and manufacturing of aerospace, defense and industrial products. Pierre Marcouiller holds a bachelor’s degree in business administration from the Université du Québec à Trois-Rivières and an MBA from the Université de Sherbrooke.

André Tremblay [1,2]
Founder and Managing Partner, Trio Capital

André Tremblay is a Founder and Managing Partner of Trio Capital Inc., a private equity fund management company. He has more than 20 years’ experience in the telecommunications industry, having been actively involved in the conception, financing and management of several companies. As a special advisor to the President of Telesystem Ltd., and as President of Telesystem Enterprises Ltd. from 1992 to 1998, he managed a portfolio of telecommunication companies under control. For almost 10 years, he served as President and Chief Executive Officer of Microcell Telecommunications, a wireless network and service provider, which he led from its inception on through the different phases of its evolution. During that time, he has also provided early-stage financing, along with strategic advice and direction, for start-up technology firms. In 2005, he was appointed by Canada’s Industry Minister as member of the Telecommunications Policy Review Panel to make recommendations on how to modernize Canada’s telecommunication policies and regulatory framework. André Tremblay holds bachelor’s degrees in management and in accounting from Laval University, a master’s degree in taxation from the Université de Sherbrooke, and is also a graduate of Harvard Business School’s Advanced Management Program.

Guy Marier [1,2]
Corporate Director

Formerly President of Bell Québec (1999 to 2003), Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec. He then returned to the parent company to hold various senior management positions. Mr. Marier currently sits on the board of Bell Nordiq, a wholly-owned subsidiary of Bell Canada. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Michael Unger [1,2,3]
Executive Consultant

Michael Unger had a distinguished career with Nortel Networks (1962 to 2000), where he held a number of key executive positions in the switching and transmission business units over the years. Mr. Unger’s most recent position was President of Nortel’s Optical Networks Business Unit (1998 to 2000). Prior to this appointment, he was Nortel’s Group Vice-President, Transport Networks (1990 to 1998). Currently, Mr. Unger serves on the boards of directors and committees of several companies active in the areas of network management software, photonic and optical components, optical network systems and solutions for cable operators, as well as other communications network service providers. Namely, he is a board member and chairs the audit committee of Nakina Systems, and he is also part of the board of directors and human resources committee of Tundra Semiconductor Corporation. Michael Unger holds a Bachelor of Science from Concordia University and has successfully completed several accounting credits, also given by Concordia University in Montreal, Canada. In addition, Mr. Unger holds an executive MBA from the University of Western Ontario.

(1) Audit Committee
(2) Human Resources Committee
(3) Independent Lead Director

Management and Corporate Officers

Germain Lamonde Chairman, President and Chief Executive Officer	Étienne Gagnon Vice-President, Product Management Optical and Protocol Products

Stephen Bull Vice-President, Research and Development Telecom Division	Luc Gagnon Vice-President, Telecom Manufacturing Operations

Normand Durocher Vice-President Human Resources	Juan Felipe González Vice-President, Telecom Sales International

Allan Firhoj Vice-President and General Manager Life Sciences and Industrial Division	Pierre Plamondon, CA Vice-President, Finance and Chief Financial Officer

Robert Fitts Vice-President, Product Management Copper Access Products	Dana Yearian Vice-President, Telecom Sales North America

Benoît Ringuette Legal Counsel and Corporate Secretary

Corporate Governance Practices

Corporate governance practices have always been a priority at EXFO. We implemented and/or updated several corporate policies during fiscal 2005, making fiscal 2006 the first full year during which all policies were applied. The following policies and charters have been in force since March 2005: the Ethics and Business Conduct Policy; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Board of Directors Corporate Governance Guidelines; Statement on Reporting Ethical Violations (“whistle-blowing”); Audit Committee Charter; Human Resources Committee Charter; Disclosure Guidelines and Securities Trading Policy. All these policies are readily available from EXFO’s Web site, with the exception of our Disclosure Guidelines and Securities Trading Policy.

In addition to the above-mentioned policies, the Board of Directors and management continued to keep abreast of new Canadian and U.S. regulatory requirements.

The Audit Committee was also very active throughout the year with the implementation of and compliance with Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, that apply to Canadian companies with shares registered in the U.S.

As achieving best practices in corporate governance is an ongoing process in an ever-changing context, this past year, the Board of Directors also reviewed procedures to monitor the effectiveness of the Board. The Board of Directors believes that EXFO’s corporate governance practices do comply with current regulatory requirements. As new guidelines come into effect, we will continue to comply with these requirements. Further details about our corporate governance practices, policies and guidelines are published in the Management Proxy Circular and on EXFO’s Web site.

Pursuant to the General By-Laws of the Corporation, the present Board members were elected at our last Annual and Special Meeting of Shareholders, held on January 11, 2006.

Responsibilities of the Board

The Board is responsible for the stewardship of our business and affairs by reviewing, discussing and approving our strategic direction and organizational structure, as well as for the review and approval of management’s strategic plan on an annual basis. The Board also identifies the principal risks of our business and reviews our risk management systems on an annual and ongoing basis.

In addition to matters requiring Board approval under applicable laws, the Board grants final approval with respect to each of the following: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan, as well as capital and operating budgets.

The Board of Directors assumes direct responsibility for corporate governance practices and for monitoring the powers, the mandates and the performance of the committees.

The Board is also responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports.

During the fiscal year ended August 31, 2006, the Board met a total of seven (7) times. Attendance was satisfactory, as all members attended all meetings except for Mr. Thompson, who was absent for three (3) meetings and Mr. Tremblay who was absent for one (1) meeting.

Mr. Michael Unger, Chairman of the Human Resources Committee and independent Director of EXFO, is the Lead Director. As such, he is responsible for ensuring that the Board properly discharges its duties, independent of management. The Lead Director is required to hold as many Board of Directors meetings as necessary without management members present, and additional meetings of independent Board members may be held at any member's request.

In March 2005, the Corporation also adopted a Human Resources Committee Charter, which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. Therefore, the Corporation has a formal procedure in place for recruiting new Directors.

Composition of the Board

Our articles of incorporation provide for a Board of Directors with a minimum of three (3) and a maximum of twelve (12) Directors. Our Board presently consists of six (6) Directors, five (5) of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a Director’s ability to act with a view to the best interests of EXFO, other than interests arising from non-significant shareholding. Our Directors are elected at the Annual General Meeting of Shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier.

Our Chairman of the Board and Chief Executive Officer, Mr. Germain Lamonde, is a significant shareholder of EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other five (5) Board members do not have interests in EXFO or relationships with either EXFO or Mr. Lamonde, except for non-significant shareholding in the company, we believe that the interests of investors in EXFO, other than Mr. Lamonde’s, are fairly represented.

Committees of the Board

Board committees play a significant role in the discharge of Board duties and obligations; committee chairs submit items for Board agendas and report on committee activities. The members of these committees are appointed annually, and the Board may appoint additional ad hoc committees periodically, as needed. EXFO has a practice of permitting the Board, any committee thereof, and any individual Director to hire independent, external advisors at our expense. The Audit Committee and the Human Resources Committee are entirely comprised of independent Directors.

The following is a general description of the composition and general duties of each Board committee, as contained in its mandate as at fiscal year ended August 31, 2006.

Audit Committee

The Board of Directors updated and amended the Audit Committee Charter to fully comply with all applicable regulations. The Audit Committee reviews interim in-house financial statements and annual audited financial statements and related disclosure documents, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, with management and external auditors and approves them prior to public release. The Audit Committee is responsible for reviewing our internal control systems with regard to finance, accounting, legal compliance and ethical behavior. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors’ independence. The Committee also recommends to the shareholders the selection of external auditors for their appointment by the shareholders. The Audit Committee is comprised of the following independent Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Mr. André Tremblay and Mr. Michael Unger. The Chair of the Audit Committee is Mr. Tremblay. During the fiscal year ended August 31, 2006, the Audit Committee met a total of five (5) times and attendance was exemplary as all members attended all meetings, except for Mr. Unger who was absent for one (1) meeting.

Human Resources Committee

In March 2005, the Company implemented its Human Resources Committee Charter, which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter to fully comply with all applicable regulations.

In accordance with these charters, the Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all our senior officers, including the CEO.

This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all our employees.

The Committee is responsible for the review and approval of the employees who will receive restricted share units (RSUs) and options to purchase EXFO shares in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan. In addition, the Committee reports annually to the Board regarding the organizational structure and succession plan for senior management. The remuneration to be paid by EXFO to the Directors, either in cash or in the form of deferred share units (DSUs) pursuant to the Deferred Share Unit Plan, is recommended to the Board by the Human Resources Committee. The Human Resources Committee is comprised of the following independent Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Dr. David A. Thompson, Mr. André Tremblay and Mr. Michael Unger. The Chair of the Human Resources Committee is Mr. Unger. During the fiscal year ended August 31, 2006, the Human Resources Committee met a total of five (5) times and attendance was satisfactory, as all members attended all meetings except for Mr. Thompson, who was absent for three (3) meetings and Mr. Tremblay who was absent for one (1) meeting.

Disclosure Committee

The Board of Directors also updated the Disclosure Guidelines to fully comply with all applicable regulations. The Disclosure Committee is responsible for overseeing our disclosure practices. The Disclosure Committee consists of the Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Manager of Financial Reporting and Accounting, as well as Legal Counsel and Corporate Secretary.

During the year ended August 31, 2006, the Disclosure Committee ensured that the corporate governance and disclosure policies adopted by the Board of Directors in March 2005 were made publicly available. This was done by posting the following documents on our Web site: The Audit Committee Charter; Board of Directors Corporate Governance Guidelines; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Ethics and Business Conduct Policy; Human Resources Committee Charter; and Statement on Reporting Ethical Violations. The Disclosure Committee also ensured that a contact to the Lead Director and the Legal Counsel was made available via the Corporation’s Web site.

Shareholder/Investor Communications and Feedback

The Chief Financial Officer assumes responsibility for investor relations. He is responsible for facilitating communications between senior management and EXFO’s shareholders and financial analysts. Information to shareholders is disseminated through annual and quarterly reports, press releases, proxy circular, the Annual General Shareholders’ Meeting and investor presentations. EXFO receives and responds to all shareholders’ inquiries in an appropriate and timely manner. In communications to senior management, the Chief Financial Officer also provides feedback from shareholders.

Securities Trading Policy

In March 2005, the Board of Directors of the Corporation updated the Securities Policy to fully comply with applicable regulations. This policy is among the necessary measures to prevent trading by persons in possession of Material Information.

Glossary

Asymmetric Digital Subscriber Line (ADSL): Transmission technology that consists of modems attached to twisted-pair copper wiring that transmit from 1.5 Mb/s to 8 Mb/s downstream (to the subscriber) and up to 1.5 Mb/s upstream, depending on line distance. See also Digital Subscriber Line and Twisted-Pair Copper.

Circuit-Switched Network: A type of network in which a continuous link is established between a source and a receiver. Circuit-switching is used for voice and video to ensure that individual parts of a signal are received in the correct order by the destination site.

Digital Subscriber Line (DSL): The generic term that refers to the entire family of DSL technologies. DSL refers to digital modems placed at either end of a local loop. DSL bypasses the circuit-switched lines that make up that network and yields much faster data transmission rates than analog modem technologies.

Ethernet: Protocol for data networking. Ethernet networks typically operate at 10, 100 or 1000 Mb/s.

Ethernet Passive Optical Network (EPON): A type of PON technology that runs on the Ethernet protocol. EPON is applicable for data-centric networks, as well as full-s ervice voice, data and video networks. See Passive Optical Network.

Fiber-to-the-x (FTTx) Technology: The x in fiber-to-the-x is a variable indicating the point at which the fiber in a network stops and copper (coaxial or twisted-pair) cabling takes over. The further the fiber goes, the wider the bandwidth, the quicker the speed, and the more applications and services can be offered.

Fiber-to-the-Curb (FTTC): Network in which fiber is installed typically within 1000 feet of the premises, leaving the curb-to-building section made out of twisted-pair copper cable.

Fiber-to-the-Node (FTTN): Network in which fiber is used for part, but not all, of the link from the fiber distribution hub to the end-user. An optical-toelectrical conversion takes place at an active device called a node, which typically serves a neighborhood or geographically similar area. Most current cable TV and telephony networks have FTTN architectures.

Gigabit Passive Optical Network (GPON): A further evolution of PON technology. The GPON is optimized to support higher data rates, greater distances and higher split ratios than other PON technologies, and it is particularly useful for delay-sensitive traffic such as voice and video communications. See Passive Optical Network.

Internet Protocol (IP): Method or protocol by which data is sent from one computer to another on the Internet. Each computer on the Internet has at least one IP address that uniquely identifies it from all other computers on the Internet. Because of these standardized IP addresses, the gateway receiving the data can keep track of, recognize and route messages appropriately.

Metropolitan Network: Metropolitan area network (MAN). A network, often ringed in structure, that covers an entire city and its suburbs.

Optical Time-Domain Reflectometer (OTDR): Instrument for evaluating optical fiber based on detecting and measuring backscattered (reflected) light. Used to measure fiber length and attenuation, evaluate splice and connector joints, locate faults and certify cabling systems.

Nanometer-Scale Positioning: Also known as nanopositioning. A positioning technique used during optical component manufacturing to align components with a precision measured in nanometers (one billionth of a meter).

Packet: Bits grouped serially in a defined format, containing a command or data message sent over a network. Same as a frame.

Passive Optical Network (PON): Network in which fiber-optic cabling (instead of copper) brings signals all or most of the way to the end-user. It is described as passive because no active equipment (electrically powered) is required between the central office (or hub) and the customer premises. Depending on where the PON terminates, the system can be described as an FTTx network, which typically allows a point-to-point or point-to-multipoint connection from the central office to the subscriber’s premises; in a point-tomultipoint architecture, a number of subscribers (for example, up to 32) can be connected to just one of the various feeder fibers located in a fiber distribution hub, dramatically reducing network installation, management and maintenance costs.

Piezoelectric (PZT) Technology: Technology of piezoelectricity, which refers to the electrical field created by some ceramic materials when subjected to pressure. Precision positioning devices use the inverse effect; that is, when an electric field is applied to a piezoelectric material, it changes shape, and this shape change is used to create precise mechanical movements.

Protocol: A formal set of rules governing the format, timing, sequencing and error control of data exchange across a network. Many protocols may be required and used on a single network.

SDH: Synchronous Digital Hierarchy. Standardized by the International Telecommunication Union (ITU-TSS). A protocol for transmitting information over optical fiber.

SONET: Synchronous Optical NETwork. Standardized by the American National Standards Institute (ANSI). A protocol for backbone networks capable of transmitting at extremely high speeds and accommodating gigabit-level bandwidth.

Spot Curing: Technology by which a dose of energy of a specific wavelength band and irradiance is used to cause an adhesive, encapsulant or sealant to change from a liquid to a solid in a small area.

Triple-Play Services: Also known as bundled services. The ability of a telecommunications carrier to supply voice, data and video applications at once. A typical example of a triple-play proposal would include one or multiple phone lines, a high-speed Internet connection and television/video services (such as HDTV), all offered by the same provider.

Twisted-Pair Copper: The set of two copper wires used to connect a telephone customer with a switching office. A twisted pair is loosely wrapped around each other to minimize interference from other twisted pairs in the same bundle.

Very-High-Data-Rate Digital Subscriber Line (VDSL): A developing technology that promises much higher data rates over relatively short distances (up to 52 Mb/s over lines up to 1,000 ft or 300 m in length). It is envisioned that VDSL may emerge somewhat after ADSL is widely deployed and coexist with it.

Voice-over-Internet-Protocol (VoIP): Refers to communications services— voice, facsimile and/or voice-messaging applications—that are transported via the Internet, rather than the public switched telephone network. In an Internetbased telephone call, the voice signals are converted to digital format and compressed/translated into Internet protocol (IP) packets for transmission over the Internet; the process is reversed at the receiving end.

Shareholder Information

The subordinate voting shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol “EXF” and on the NASDAQ Global Market under the stock symbol “EXFO”.

Annual General Meeting

The Annual General Meeting of Shareholders of EXFO Electro-Optical Engineering Inc. will be held on January 10, 2007, 10 a.m., at the NASDAQ MarketSite, 4 Times Square, New York, NY.

Transfer Agents and Registrars

Canada	United States
CIBC Mellon Trust Company	Mellon Investor Services, LLC
2001 University Street	Overpeck Center
Suite 1600	85 Challenger Road
Montreal, Quebec H3A 2A6	Ridgefield Park, New Jersey 07660
Tel.: (514) 285-3600	Tel.: (201) 296-4000

Independent Auditors

PricewaterhouseCoopers LLP
Place de la Cité, Tour Cominar
2640 Blvd. Laurier, Suite 1700
Sainte-Foy, Quebec G1V 5C2
Tel.: (418) 522-7001

Contact Information

General Access	Investor Relations
EXFO Electro-Optical Engineering Inc.	Vance Oliver
400 Godin Avenue	Manager, Investor Relations
Quebec, Quebec G1M 2K2	Tel.: (418) 683-0913, Ext. 3733
Tel.: (418) 683-0211	E-mail: vance.oliver@exfo.com
E-mail: ir@exfo.com www.EXFO.com

The Annual Report is available in English and in French, both in print and on our Web site at www.EXFO.com.

Stock Performance for Fiscal 2006

Notes

Worldwide Offices

EXFO Corporate Headquarters 400 Godin Avenue Quebec City (Quebec) G1M 2K2 CANADA Tel.: 1 800 663-3936 (USA and Canada) or 1 418 683-0211 Fax: 1 418 683-2170	EXFO Europe Omega Enterprise Park, Electron Way Chandlers Ford, Hampshire S053 4SE ENGLAND Tel.: +44 2380 246810 Fax: +44 2380 246801

EXFO Protocol 2650 Marie-Curie West St-Laurent (Quebec) H4S 2C3 CANADA Tel.: 1 888 972-7666 (USA and Canada) or 1 514 856-2222 Fax: 1 514 856-2232	EXFO Asia 151 Chin Swee Road, #03-29 Manhattan House SINGAPORE 169876 Tel.: +65 6333 8241 Fax: +65 6333 8242

EXFO Photonic Solutions Inc. 2260 Argentia Road Mississauga (Ontario) L5N 6H7 CANADA Tel.: (905) 821-2600 Fax: (905) 821-2055	EXFO China No.88 Fuhua First Road Central Tower, Room 801 Futian District Shenzhen 518048, P.R. CHINA Tel.: +86 (755) 8203 2300 Fax: +86 (755) 8203 2306

EXFO Consultronics 160 Drumlin Circle Concord (Ontario) L4K 3E5 Canada Tel: 905-738-3741 Fax: 905-738-3712	Beijing New Century Hotel Office Tower Room 1754-1755 No. 6 Southern Capital Gym Road Beijing 100044 P. R. CHINA Tel.: +86 (10) 6849 2738 Fax: +86 (10) 6849 2662

EXFO America 3701 Plano Parkway, Suite 160 Plano, TX 75075 USA Tel.: 1 800 663-3936 or 1 972 907-1505 Fax: 1 972 836-0164	EXFO Japan 4-6-3-202 Akasaka, Minato-ku Tokyo 107-0052, JAPAN Tel.: +81-3-5562-5344 Fax: +81-3-5562-5777

Telecom Test and Measurement	www.EXFO.com

© 2006 EXFO Electro-Optical Engineering Inc. All rights reserved. Printed in Canada.

Quebec City, November 1, 2006

RE: Annual General Meeting of Shareholders

Dear Shareholder:

Following the completion of fiscal 2006, I am pleased to report significant growth in revenue and profitability for your company. I am convinced that these results compare favorably to those of our peers, and that we’re better positioned than ever to take advantage of the vibrant telecom industry offering excellent long-term market perspectives.

Fiscal 2006 was a very productive year as demonstrated by the performance highlights listed below. These excellent results were achieved despite a strong headwind from the strengthening Canadian dollar, customers consolidating and competitors intensifying pricing pressure.

Performance Highlights

•	Increased sales 31.9% to $128.3 million in 2006 mainly through organic growth;
•	Delivered sales growth of 34.0% and 22.1% year-over-year for our Telecom Division and Life Sciences & Industrial Division, respectively;
•	Posted sales CAGRs of 27.5% and 20.9% over the last three and ten years, respectively, despite a major telecom crisis in 2001;
•	Achieved GAAP net earnings of $8.1 million and GAAP operating margin of 6.3%;
•	Generated $0.31 in earnings before income taxes for every additional dollar of revenue in 2006 over 2005;
•	Produced $12.3 million in cash flows from operating activities;
•	Derived 37.1% of sales from new products on the market two years or less;
•	Acquired Consultronics for $19.1 million in cash, strategically positioning EXFO for the triple-play, broadband access test market;
•	Consolidated leadership position in the portable optical test market with a third consecutive Growth Strategy Leadership Award from Frost & Sullivan for achieving highest organic market-share gains;
•	Posted best sales and bookings year in company history for protocol business, which is growing much faster than our Telecom Division; and
•	Received Product Differentiation Innovation Award from Frost & Sullivan for new portfolio of protocol test solutions dedicated to next-generation and traditional SONET/SDH networks.

Fiscal 2007 Corporate Objectives

EXFO remains committed to best practices in corporate governance and, as such, I am pleased to provide the following performance metrics for fiscal 2007. Please note that these management team goals should not be confused with guidance.

•	Grow revenues by 20% year-over-year;
•	Generate a GAAP operating margin of 7%; and
•	Derive 35% of sales from new products (on the market two years or less).

I will discuss these objectives in greater detail at our upcoming Annual General Meeting of Shareholders. Please consider this letter as a formal invitation to attend our Meeting, which will be held on January 10, 2007, 10 a.m., at the NASDAQ MarketSite, 4 Times Square, New York. (The entrance is located on Broadway between 42nd and 43rd streets).

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General Meeting of Shareholders.

It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Electro-Optical Engineering Inc.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

_________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 10:00 a.m. (Eastern Standard Time), on Wednesday, January 10, 2007, at the NASDAQ MarketSite, 4 Times Square (MarketSite entrance is located on Broadway between 42nd and 43rd Street), New York, NY 10036, USA for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2006, and the Auditor’s report thereon;

2.	to elect Directors of the Corporation;

3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2006 Annual Report of the Corporation including the consolidated financial statements and the Auditor’s Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Quebec, Province of Quebec, this 1st day of November, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Benoit Ringuette
Benoit Ringuette
Secretary

Shareholders unable to attend the Meeting are requested to complete the enclosed proxy form and return it in the envelope provided. To be valid, proxies must reach the office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, no later than the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment. Shareholders may also have the proxy form delivered to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

o (A)	Mr. Germain Lamonde of Cap-Rouge, Quebec, or failing him, Mr. Pierre Plamondon of Quebec, Quebec;

o (B) ___________________________________________ of ______________________________________________;
            (Name)                                     (Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the Annual General Meeting of the shareholders (the "Meeting") of the Corporation to be held at the NASDAQ MarketSite, 4 Times Square (MarketSite entrance is located on Broadway between 42nd and 43rd Street, New York, NY 10036, USA, on January 10, 2007, at 10:00 o’clock a.m. (Eastern Standard Time) and at any adjournments of such meeting.

The undersigned wishes that all shares represented by this proxy be voted in accordance with the instructions hereinbelow. All shares represented by this proxy will be voted for or be the subject of abstentions, as specified by the shareholder. However, in the absence of instructions, the shares represented by proxy will be voted in favor of each of the proposals set forth herein.
(MARK WITH AN X)

To elect Germain Lamonde, Pierre Marcouiller, Guy Marier, David A. Thompson, André Tremblay and Michael Unger, whose cities of residence are indicated in the Management Proxy Circular, as Directors of the Corporation.

	FOR ABSTENTION	o o
To appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration.	FOR ABSTENTION	o o

A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters that may come before the Meeting.

* A shareholder is entitled to appoint, to attend and act for and on behalf of such shareholder at the Meeting, a person other than the person mentioned in (A) herein above and may do so by checking (B) hereinabove and adding the name of such other person in the space reserved for such purpose.
DATED this day of __________________________________________ SIGNATURE OF SHAREHOLDER [ ] name of shareholder [ ]

This proxy must be signed by the shareholder or his proxyholder authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or proxyholder of the corporation. Please remember to date and sign this proxy. If this proxy is not dated, it will be deemed to bear the date of its mailing by Management.

YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.

Français au verso

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS
And
MANAGEMENT PROXY CIRCULAR

November 1, 2006

EXFO Electro-Optical Engineering Inc.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the Management of EXFO Electro-Optical Engineering Inc. (the "Corporation" or "EXFO") of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of November 1, 2006.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and checking item (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted “FOR” in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 1, 2006, 31,632,857 Subordinate Voting Shares and 37,143,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close of business on November 21, 2006, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the “Record Date”). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within 10 days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 1, 2006, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)	Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	483,500(2)	1.53%	37,143,000(3)	100%	92.27%
FMR Corporation	4,624,700(4)	14.62%	-	-	1.15%
Kern Capital Management LLC	4,596,700(5)	14.53%	-	-	1.14%

(1)	The holder of Multiple Voting Shares is entitled to 10 votes for each share.
(2)	Mr. Lamonde exercises control over this number of Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(3)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(4)
As of September 30, 2006, Fidelity Management and Research Company, a wholly-owned subsidiary of FMR Corporation, is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.

(5)
As of September 30, 2006, Kern Capital Management LLC controls the voting rights attached to this number of subordinate voting shares through relationships with several clients and does not beneficially own directly this number of subordinate voting shares.

ELECTRONIC DELIVERY

The Corporation has a voluntary program for e-mail notification to our shareholders that documents which must be delivered pursuant to securities legislation are available on EXFO’s website. Every year, EXFO delivers documentation to shareholders, such as this Management Proxy Circular and its Annual Report that must be delivered to shareholders of a public company by law. EXFO has made this process more convenient for its shareholders, as shareholders who so wish, may be notified by e-mail when the Corporation’s documentation is posted in the "Investors" section on its website (www.exfo.com). Accordingly such documentation will not be sent in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CIBC Mellon Trust Company. Unregistered shareholders (i.e. shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The consolidated financial statements of the Corporation for the financial year ended August 31, 2006 and the Auditors’ report thereon contained in EXFO’s Annual Report accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

Election of the Directors

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. At the Meeting, Management proposes the 6 persons named hereafter on pages 3 and 4 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation’s by-laws.

Management does not anticipate that any of the nominees will be unable, or for any reason whatsoever, be reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.

Appointment and Remuneration of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following table and notes set out the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares
Germain Lamonde Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer, EXFO Electro-Optical Engineering Inc.	Cap-Rouge, Quebec, Canada	September 1985	483,500(1)	37,143,000(2)

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares
Pierre Marcouiller(3) (4) Independent Director	Chairman of the Board and Chief Executive Officer, Camoplast Inc. (a supplier of automotive and recreational vehicle parts)	Magog, Quebec, Canada	May 2000	5,000	-
Guy Marier (3) (4) Independent Director	Executive Consultant	Lakefield Gore, Quebec, Canada	January 2004	1,000	-
André Tremblay(3) (4) Independent Director	Founder and Managing Partner, Trio Capital Inc. (a private equity fund management company)	Outremont, Quebec, Canada	May 2000	6,650(5)	-
Dr. David A. Thompson, Ph.D.(4) Independent Director	Vice-President& Director, Hardware & Equipment Technology Strategy, Corning Cable Systems (involved in manufacturing innovative products for the telecommunications industry) (6)	Newton, North Carolina, USA	June 2000	2,100	-
Michael Unger(3) (4) Independent Lead Director	Executive Consultant	Richmond Hill, Ontario, Canada	May 2000	-	-

(1)	Mr. Lamonde exercises control over this number of Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(2)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(3)	Member of the Audit Committee.
(4)	Member of the Human Resources Committee.
(5)	Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9104-5559 Quebec inc. a company controlled by Mr. Tremblay.
(6)
Corning Incorporated is a diversified technology company that concentrate its efforts on high-impact growth opportunities. Corning combines its expertise in specialty glass, ceramic materials, polymers and the manipulation of the properties of light, with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the telecommunications, flat panel display, environmental, semiconductor, and life sciences industries.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In the financial year ended August 31, 2006, each director who are not employees of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units (“DSUs”) as chosen by the director pursuant to the Deferred Share Unit Plan.

Annual Retainer for Directors: (1)	CA$50,000 (2)	US$43,550 (3)
Annual Retainer for Committee Chairman:	CA$5,000	US$4,355 (3)
Annual Retainer for Committee Members:	CA$3,000	US$2,613 (3)
Fees for all Meetings Attended per day in Person:	CA$1,000	US$871 (3)
Fees for all Meetings Attended per day by Telephone:	CA$500	US$436 (3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of Deferred Share Units.
(2)	The Annual Retainer for Mr. David A. Thompson is US$50,000 (CA$57,405).
(3)	The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1481 = US$1.00 for 2006.

In the financial year ended August 31, 2006, the Directors who are not employees received the following compensation in the form indicated:

Name	Annual Compensation Paid in Cash (US$) (1)	Annual Compensation Paid in DSUs (#) (2)	Estimated Value of DSUs at the time of grant (US$) (3)	Total Attendance Fees Paid in Cash (US$) (1)
Pierre Marcouiller (4)	27,001	3,812	21,775	6,533
Guy Marier (4)	27,001	3,812	21,775	6,968
Dr. David A. Thompson (5)	27,613	4,308	25,000	3,049
André Tremblay (6)	28,743	3,812	21,775	6,097
Michael Unger (7)	28,743	3,812	21,775	6,533

(1)
The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1481 = US$1.00 for 2006 except for Mr. David A. Thompson who is paid in U.S. dollar for the portion of his annual retainer for Director. The Annual Compensation includes, as the case may be, the retainer for Director, Committee Members and Committee Chairman.

(2)	Indicates the number of Subordinate Voting Shares granted under the Deferred Share Unit Plan. A DSU is converted in a Subordinate Voting Share when a Director ceases to be a member of the Board.
(3)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(4)	Member of the Audit Committee and the Human Resources Committee.
(5)	Member of the Human Resources Committee.
(6)	Member of the Human Resources Committee and Chairman of the Audit Committee.
(7)	Member of the Audit Committee, Chairman of the Human Resources Committee and Lead Director.

Compensation of Named Executive Officers

The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, Mr. Pierre Plamondon, the Vice-President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options or Restricted Share Units granted, and other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($)	Securities Under Options (3) (#)	Restricted Share Units (4) (#)	All Other Compensation ($)
Germain Lamonde, President and Chief Executive Officer	2006	271,753 (US) 312,000 (CA)	147,558 (US) 169,412 (CA)	-	11,218	21,477	-
	2005	243,605 (US) 300,000 (CA)	121,729 (US) 149,909 (CA)	-	17,942	13,089	-
	2004	206,751 (US) 275,000 (CA)	57,115 (US) 75,969 (CA)	-	-	-	-

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($)	Securities Under Options (3) (#)	Restricted Share Units (4) (#)	All Other Compensation ($)
Pierre Plamondon, Vice-President Finance and Chief Financial Officer	2006	165,691 (US) 190,230 (CA)	60,167 (US) 69,078 (CA)	-	3,653	6,994	4,283 (US) (5) 4,918 (CA)
	2005	151,441 (US) 186,500 (CA)	48,735 (US) 60,017 (CA)	-	5,383	33,927	2,316 (US) (5) 2,852 (CA)
	2004	135,328 (US) 180,000 (CA)	17,451 (US) 23,211 (CA)	-	-	-	1,429 (US) (5) 1,901 (CA)
Juan-Felipe Gonzalez, Vice-President Telecom Sales - International	2006	272,518 (US) 312,878 (CA)	12,891 (US) 14,800 (CA)	-	3,505	6,716	-
	2005	246,323 (US) 303,347 (CA)	6,015 (US) 7,407 (CA)	-	5,482	33,998	-
	2004	231,597 (US) 308,047 (CA)	563,867 (US) 750,000 (CA) (6)	-	-	-	-
Allan Firhoj, Vice-President and General Manager, Life Sciences and Industrial Division	2006	139,361 (US) 160,000 (CA)	40,632 (US) 46,650 (CA)	-	2,404	4,602	-
	2005	123,153 (US) 151,663 (CA)	18,355 (US) 22,604 (CA)	-	2,512	12,443	-
	2004	107,796 (US) 143,379 (CA)	18,890 (US) 25,125 (CA)	-	-	-	-
Dana Yearian, Vice-President Telecom Sales - North America	2006	173,424 (US) (7) 199,109 (CA)	- -	-	-	5,000	236 (US) (5) 270 (CA)
	2005	- -	- -	-	-	-	-
	2004	- -	- -	-	-	-	-

(1)
The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1481 = US$1.00 for 2006, CA$1.2315 = US$1.00 for 2005 and CA$1.3301 = US$1.00 for 2004. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

(2)	A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(3)	Indicates the number of Subordinate Voting Shares underlying the options granted under the Long-Term Incentive Plan during the financial year indicated.
(4)	Indicates the number of Restricted Share Units granted under the Long-Term Incentive Plan during the financial year indicated.
(5)
Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.

(6)
Pursuant to the terms of his employment agreement, Mr. Juan-Felipe Gonzalez receive a cash payment of CA$750,000 because he did not voluntarily resign and was not dismissed with cause prior to September 2003. An amount of CA$500,000 was disbursed on October 17 2003 and the remaining CA$250,000 was disbursed on January 25, 2004.

(7)
This amount represents Mr. Yearian’s annual base salary. Since Mr. Yearian joined the Corporation on August 14, 2006, the base salary paid to Mr. Yearian for the financial year ended August 31, 2006 amounted to US$7,851 (CA$9,014).

Other than its Long-Term Incentive Plan, Deferred Share Unit Plan, Restricted Stock Award Plan and Stock Appreciation Rights Plan, which are described below in the "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation", the Corporation does not have any other formal long-term incentive plans for its directors, officers and employees.

Share Purchase Plan

In September 1998, prior to becoming a public company, the Corporation adopted a share purchase plan for officers, directors and key employees, as amended in April 2000. On April 3, 2000, the Corporation adopted a share plan which replaced the 1998 share plan and on June 29, 2000, at the time of the Corporation’s initial public offering, all of the 707,264 Class “F” shares issued under this plan to Officers, directors and key employees and fully paid by them were converted into Subordinate Voting Shares. No additional shares will be issued under this share plan. This share plan required the Subordinate Voting Shares previously acquired by participants to be held in trust by a trustee until August 31, 2004, except for 249,977 Subordinate Voting Shares, of which 216,548 Subordinate Voting Shares were released on October 21, 2003, 6,020 Subordinate Voting Shares were released on December 23, 2003 and 27,409 Subordinate Voting Shares were released on January 20, 2004.

For further information regarding this share plan, please refer to the Corporation’s Management Proxy Circular dated November 1, 2004 in the section named "Share Plan" available on SEDAR website at www.sedar.com under "This Public’s Company’s Documents" - Management Information Circular - English filed on November 29, 2004.

Deferred Profit Sharing Plan

The Corporation maintains a deferred profit sharing plan for certain eligible Canadian resident employees. Under this plan, the Corporation may contribute an amount equal to 1% until May 31, 2005 and 2% from June 1, 2005 of each employee’s gross salary to that employee’s individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. In the financial year ended August 31, 2006, the aggregate amount of contributions paid under the plan was US$316,000 (CA$363,000). Mr. Germain Lamonde is not entitled to participate in this plan.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Under this plan, the Corporation must contribute an amount equivalent to 3% of an employee’s current compensation, subject to certain legislated maximum contribution limits. During the financial year ended August 31, 2006, the Corporation paid contributions totaling US$126,000.

Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2006 was 19,556. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. At the end of the financial year ended August 31, 2006, there were a total of 43,290 DSUs credited to directors pursuant to the Deferred Share Unit Plan having an estimated value at the time of grant of US$219,662 (CA$258,617).

DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. The DSUs are converted and paid in Subordinate Voting Shares at the time a director ceases to be a member of the Board.

Therefore, the value at vesting of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding DSU grants made under the Deferred Share Unit Plan during the financial year ended August 31, 2006.

See “Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation - Deferred Share Unit Plan” for a description of the Deferred Share Unit Plan.

During the financial year ended August 31, 2006, the following DSUs were granted to the directors:

DSUs #	Weighted Average Estimated Value at the Time of Grant US$/DSU	Vesting
19,556	5.81	At the time director cease to be a member of the Board of the Corporation

Restricted Share Unit Grants in Last Financial Year

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2006 was 173,803 having a weighted average fair value at the time of grant of US$5.39 (CA$6.18) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of the financial year ended August 31, 2006, there were a total of 327,877 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.03 (CA$5.95) per RSU. All RSUs first vesting can not be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2006, vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted in the financial years ended August 31, 2006 and August 31, 2005 vest on the fifth anniversary date of the grant respectively in December 2005 and in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

RSUs attract dividends in the form of additional RSUs at the same rate as dividends on Subordinate Voting Shares. The RSUs are redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2006. See “Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation - Long-Term Incentive Plan” for a description of the Long-Term Incentive Plan.

During the financial year ended August 31, 2006, the following RSUs were granted:

RSUs #	Fair Value at the Time of Grant US$/RSU	Vesting (1)
61,253	4.76

100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

86,700	5.59	50% on the third and fourth anniversary dates of the grant in February 2006. (3)
1,500	6.50	50% on the third and fourth anniversary dates of the grant in February 2006. (3)
13,850	6.58	50% on the third and fourth anniversary dates of the grant in February 2006. (3)
3,500	5.90	50% on the third and fourth anniversary dates of the grant in June 2006. (4)
2,000	6.27	50% on the third and fourth anniversary dates of the grant in June 2006. (4)
5,000	5.16	1/3 on each of the third, fourth and fifth anniversary dates of the grant in August 2006 (5)

(1)	All RSUs first vesting can not be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2006 vest on the fifth anniversary date of the grant in December 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(3)	Those RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006.
(4)	Those RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in June 2006.
(5)	Those RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006.

During the financial year ended August 31, 2006, the following RSUs were granted to the following Named Executive Officers:

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Germain Lamonde	21,477	12.36	4.76

100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

Pierre Plamondon	6,994	4.02	4.76

100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

Juan-Felipe Gonzalez	6,716	3.86	4.76

100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

Allan Firhoj	4,602	2.65	4.76

100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

Dana Yearian	5,000	2.88	5.16	1/3 on each of third, fourth and fifth anniversary dates of the grant in August 2006. (3)

(1)	All RSUs first vesting can not be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2006 vest on the fifth anniversary date of the grant in December 2005 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(3)	Those RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006.

Aggregated RSUs vested in Last Financial Year and Financial Year-End RSU Values

The following table summarizes, for each of the Named Executive Officers, the number of RSUs, if any, vested during the financial year ended August 31, 2006, the aggregate value realized upon vesting and the total number of unvested RSUs, if any, held at August 31, 2006. Value realized upon vesting is the market value of the Subordinate Voting Shares on the vesting date. The value of unvested RSUs at financial year-end is the market value of the Subordinate Voting Shares on August 31, 2006, which was US$5.25 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be realized. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized. See “Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation - Long-Term Incentive Plan.”

Name	Securities Acquired on Vesting (#)	Aggregate Value Realized (US$) (1)	Unvested RSUs at August 31, 2006 (#)	Value of Unvested RSUs at August 31, 2006 (US$) (2) (3)
Germain Lamonde	-	-	34,566	181,472
Pierre Plamondon	-	-	40,921	214,835
Juan-Felipe Gonzalez	-	-	40,714	213,749
Allan Firhoj	-	-	17,045	89,486
Dana Yearian	-	-	5,000	26,250

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the RSUs at vesting. This value, as the case maybe, has been converted from Canadian dollars to U.S. dollars based upon the average foreign exchange rate on the day of vesting.

(2)
The value of RSUs is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2006 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required.

(3)	The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Option Grants in Last Financial Year

The aggregate number of Subordinate Voting Shares covered by options granted during the financial year ended August 31, 2006 was 31,992 at a weighted average exercise price of US$4.76 (CA$5.50) per Subordinate Voting Share. At the end of the financial year ended August 31, 2006, there were a total of 2,439,375 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.56 (CA$20.26). The table below shows information regarding stock option grants made to the Named Executive Officers under the Long-Term Incentive Plan during the financial year ended August 31, 2006. See “Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation” for a description of the Long-Term Incentive Plan.

During the financial year ended August 31, 2006, the following options were granted to the following Named Executive Officers:

Name	Securities Under Options Granted(1) (#)	Percentage of Net Total of Options Granted to Employees in Financial Year (%)	Exercise or Base Price (2) (US$/ Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security) (3)	Expiration Date
Germain Lamonde	11,218	35.07	4.76 (4)	4.85 (5)	December 6, 2015
Pierre Plamondon	3,653	11.42	4.76 (4)	4.85 (5)	December 6, 2015
Juan-Felipe Gonzalez	3,505	10.96	4.76 (4)	4.85 (5)	December 6, 2015
Allan Firhoj	2,404	7.51	4.76 (4)	4.85 (5)	December 6, 2015
Dana Yearian	-	-	-	-	-

(1)	Underlying securities: Subordinate Voting Shares.
(2)
The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options vest at a rate of 25% annually commencing on the first anniversary date of the grant.

(3)	Based on the closing price on the NASDAQ National Market on the date of the grant.
(4)	Being CA$5.50.
(5)	Being CA$5.60.

Aggregated Option Exercises in Last Financial Year and Financial Year End Option Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2006, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2006. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 31, 2006, which was US$5.25 (CA$5.84) per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those that have been held for less than the time required for vesting. See “Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation.”

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$) (1) (4)	Unexercised Options at August 31, 2006		Value of Unexercised “In-the-Money” Options at August 31, 2006 (2) (3) (4)
			Exercisable (#)	Unexercisable (#)	Exercisable (US$)	Unexercisable (US$)
Germain Lamonde	-	-	142,468	37,174	114,157	44,093
Pierre Plamondon	5,000	31,497	67,035	13,941	41,501	19,986
Juan-Felipe Gonzalez	7,500	47,246	83,900	15,117	-	23,714
Allan Firhoj	8,337	47,058	18,000	8,666	-	12,057
Dana Yearian	-	-	-	-	-	-

(1)
The aggregate value realized is equivalent to the difference between the market value of the securities underlying the options at exercise and the exercise price of the options. This value, as the case maybe, has been converted from Canadian dollars to U.S. Dollars based upon the average foreign exchange rate on the day of the exercise.

(2)	“In-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.
(3)
The value of unexercisable “in-the-money” options is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2006 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of “in-the-money” options.

(4)	This value has been converted from Canadian to US dollars based upon the foreign exchange rate on August 31, 2006 of 1.1066.

Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2006, 19,556 Deferred Share Units, 173,803 Restricted Share Units and 31,992 options were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan which is 9.2% of the total and outstanding voting shares as of November 1, 2006. Therefore, as of November 1, 2006 the number of Subordinate Voting Shares reserved for future issuance is 3,423,784.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options and RSUs.

The Corporation also has employment agreements with Mr. Pierre Plamondon, Mr. Juan-Felipe Gonzalez, Mr. Allan Firhoj and Mr. Dana Yearian.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

The agreement with Mr. Gonzalez provided for Mr. Gonzalez’s employment as Vice-President, Telecom Sales - International. In the event Mr. Gonzalez’s employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination. The employment agreement is for an indeterminate period and compensation is reviewed annually.

The Corporation has an employment agreement with Mr. Allan Firhoj, the Vice-President and General Manager, Life Sciences and Industrial Division. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Firhoj’s employment without cause, Mr. Firhoj will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Firhoj’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Telecom Sales - North America. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

Members of the Human Resources Committee

During the financial year ended August 31, 2006, the Human Resources Committee was composed of Michael Unger, as Chairman, Pierre Marcouiller, Guy Marier, David A. Thompson and André Tremblay, none of whom were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined by the Canadian Securities Administration Guidelines.

Human Resources Committee Mandate

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Committee also evaluates and makes recommendations to the Board regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholder interests. Though the Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan, these functions have been shared by the Board of Directors and the Human Resources Committee during the period from September 1, 2005 to August 31, 2006.

Since September 1, 2005, the Human Resources Committee held six (6) meetings prior to November 1, 2006, which were attended by all the members of the Committee, except Mr. Thompson who was absent at four (4) meetings and Mr. Tremblay who was also absent at one (1) meeting.

Key Elements and Policies for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both corporation and individual results based on specific quantitative and qualitative objectives established at the start of each financial year in keeping with Corporation’s long-term strategic objectives.

•
Aligned with shareholder interests: A significant proportion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of Corporation results relative to the results of peers.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

The key elements of the Corporation’s 2006 executive compensation program were Base Salary, the Short Term Incentive Plan, and stock-based incentive compensation delivered through the Long Term Incentive Plan. To determine appropriate compensation levels for each pay component, the Committee considered all elements of the executive compensation program. The Committee did not assign specific weightings to any key element of the Corporation’s 2006 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and Chief Executive Officer, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar Canadian organizations for positions similar in magnitude, scope and complexity. The Committee’s objective is to align executive compensation levels with the median compensation offered within a reference group of comparable companies that are similar in size to the Corporation, with a particular focus on those within the High-Technology/Telecommunications and Manufacturing-Durable Goods industries. The Committee reviews the base salary of each senior officer on an annual basis and recommends that the Board approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The short-term incentive plan (“STIP”) provides senior executives with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

Target payout levels for Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2006 were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. The minimum, target and maximum payouts to senior officers under the STIP (expressed as a percentage of their base salary) for 2006 were as follows:

Our President and Chief Executive Officer, Mr. Germain Lamonde, has a short term incentive target of 50% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Chief Financial Officer, Mr. Pierre Plamondon, has a short term incentive target of 35% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Vice-President and General Manager, Life Sciences and Industrial Division, Mr. Allan Firhoj, has a short term incentive target of 30% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Measure	Weighting Mr. Lamonde and Mr. Plamondon	Weighting Mr. Firhoj
Sales	35%	30%
Earnings	15%	25%
Gross margin	25%	25%
Customer satisfaction (quality and on time delivery)	25%	20%
Personal objectives (multiplier)	0% - 125%	0% - 125%

Our Vice-President, Telecom Sales - International, Mr. Juan-Felipe Gonzalez, and Vice-President, Telecom Sales - North America, Mr. Dana Yearian, do not participate in the short term incentive plan that is available to the company’s other senior executives. Instead, Mr. Gonzalez and Mr. Yearian participate in the company’s sales incentive plan (SIP). Under the SIP, Mr. Gonzales and Mr. Yearian have target incentives of 40% of their annual base salaries. The SIP is based 40% on the achievement of revenue targets (billings), 40% on margin targets and 20% on sales quotas achievements.

Long-Term Incentive Compensation

Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. As disclosed under the caption ‘’Restricted Share Unit Grants in Last Financial Year’’, the Named Executive officers were granted RSUs and options during the last fiscal year. The Corporation did not take into account the amount and terms of outstanding options or RSUs neither the restrictions on resale of such units, when determining the grant mentioned above.

Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2006, target awards for eligible officers under the LTIP were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. A portion of the target RSU awards are fixed, in order to encourage executive retention over the longer term, and the balance are made at, above, or below target levels based on merit, as determined by each executive's individual performance over the previous year.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At the end of financial year ended August 31, 2006, there were a total of 2,439,375 options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.56 (CA$20.26).

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of financial year ended August 31, 2006, there were a total of 327,877 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.03 (CA$5.95) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.2% of the Corporation’s issued and outstanding voting shares as of November 1, 2006. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

Some options granted to Directors and employees vest on the first anniversary date of their grant. Some options granted in the financial year ended August 31, 2004 and 2005 vest at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

All RSUs first vesting can not be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted in the financial years ended August 31, 2006 and August 31, 2005 vest on the fifth anniversary date of the grant respectively in December 2005 and in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. If such vesting date falls into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, then the units shall vest on the first trading day the RSU holder is entitled to trade after such black-out period or restrictive period.

Any option granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a Director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

Any RSU granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors.); (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the Long-Term Incentive Plan will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2006:

	Number of Options	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	179,642	7.36%	9.05
Board of Directors (five individuals)	194,375	7.97%	6.23
Management and Corporate Officers (eight individuals)	313,836	12.87%	15.42

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2006:

	Number of RSUs	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant $US/RSU
President and CEO (one individual)	34,566	10.54%	4.73
Board of Directors (five individuals)	-	-	-
Management and Corporate Officers (ten individuals)	184,161	56,17%	4.66

Compensation of Chief Executive Officer

In establishing Mr. Lamonde’s compensation for the year ending August 31, 2006, the Corporation relied on a study completed by an independent consulting firm (Mercer Human Resource Consulting). Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde’s compensation should reflect the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In the financial year ended August 31, 2006, Mr. Lamonde’s compensation was adjusted accordingly.

In the financial year ended August 31, 2006, the bonus portion of Mr. Lamonde’s compensation was tied to the financial and strategic objectives of the Corporation based on the following factors:

Measure	Weighting ALL
Sales	35%
Earnings	15%
Gross margin	25%
Customer satisfaction (quality and on time delivery)	25%
Personal objectives (multiplier)	0% - 125%

Mr. Lamonde’s bonus is payable in the same proportion at which the Corporation attains such objectives. When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of its non-employee directors with those of the Corporation’s shareholders.

Under the Deferred Share Unit Plan, non-employee directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DUSs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 9.2% of the total issued and outstanding voting shares.

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at August 31, 2006:

	Number of DSUs	% of Issued and Outstanding DSUs	Weighted Average Estimated Value at the Time of Grant $US/DSU
Board of Directors (five individuals)	43,290	100%	5.07

Restricted Stock Award Plan

The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "RSAP") was established to provide a means through which employees of EXFO Burleigh Products Group Inc. can be granted awards of restricted shares ("Restricted Shares") of Subordinate Voting Shares to promote retention and foster identity of interest between stockholders and employees of EXFO Burleigh Products Group Inc.

The effective date of the RSAP was December 20, 2000. The expiration date of the RSAP is the business day next following the final grant of Restricted Shares under the RSAP, which was December 20, 2000. However, the administration of the RSAP did continue until all awards of Restricted Shares have been forfeited or settled. The aggregate number of shares subject to the RSAP was 360,000. Stock awards granted under the RSAP vest over a 4 year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The last vesting occurred on December 20, 2004, the Human Resources Committee administered the RSAP until that date. Therefore the administration of the RSAP terminated on December 20, 2004.

Awards of Restricted Shares were subject to forfeiture and restrictions on transfer until the Restricted Shares became vested at which point a stock certificate was issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Corporation or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

Upon a participant's termination of employment with the Corporation or any of its affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares became fully vested and was no longer subject to forfeiture. However, the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh Products Group Inc. "Management Team" without cause prior to a change in control of the Corporation or a termination without cause of a participant who is designated a member of EXFO Burleigh Products Group Inc. Management Team that is initiated by EXFO Burleigh Products Group Inc. prior to a change in control of the Corporation, the unvested portion of the participant's award of Restricted Shares were forfeited. However the RSAP provided discretion to the Human Resources Committee in the application of the forfeiture provisions where a change in circumstances rendered such action appropriate. During the financial year ended August 31, 2005, EXFO Burleigh Products Group Inc. was required to lay off the remaining of the participants (excluding a few that were transferred to our other offices) as a result of a consolidation due to a sharp downturn in its market. The Human Resources Committee decided that the awards of RSAP participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the termination without cause of a participant who was designated a member of EXFO Burleigh Products Group Inc. Management Team that was initiated by the Corporation or a termination of a participant's employment without cause following a change in control of the Corporation, a participant's award of Restricted Stock became fully vested and all restrictions lapsed.

In the event of a change in control, the committee administering the RSAP could in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (“SAR Plan”) for the benefit of certain employees residing in countries where the granting of options under the Stock Option Plan is not feasible in the opinion of the Corporation. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results. All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant. Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses 6 months after the date of death.

Compensation Plan Control and Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the fiscal year ended August 31, 2006, this practice continued and certain compensation adjustments that became necessary were made.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

By the Human Resources Committee:

Michael Unger, Chairman
Pierre Marcouiller
Guy Marier
David A. Thompson
André Tremblay

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares and the cumulative total return of the S&P/TSX Stock Index for the five (5) years period commencing August 31, 2001 and ending August 31, 2006.

The Corporation’s Stock Performance
(August 31, 2001 to August 31, 2006)

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$228,000 from September 30, 2006 to September 30, 2007, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$100,000, except for securities claims where the deductible is US$500,000.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Recent Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110 — Audit Committees, which was amended as of June 30, 2005 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2006 Annual Information Form in Form 20-F available as described below.

Effective June 30, 2005, the CSA also adopted Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices (“MI 58-101”) and National Policy 58-201 — Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while MI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly MI 58-101 and NP 58-201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO’s Corporate Governance Practices

In accordance with MI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We updated and adopted in March 2005 a number of charters and policies, including an Audit Committee Charter; a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistle Blower). We also adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We refer to our Board and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Code of Ethics and Business Conduct available on our website at www.EXFO.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2006 Annual Information Form in Form 20-F (also filed with the SEC), which will be available on or before November 29, 2006 and which may be obtained upon request from our Corporate Secretary or at www.sedar.com, will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule A attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website at www.EXFO.com as mentioned in Schedule A.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839:

(a)
one copy of the Annual Report on Form 20-F of the Corporation filed with the Securities and Exchange Commission (the “SEC”) in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation and one copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation’s Annual Report for the year ended August 31, 2006. The Annual Report containing the consolidated audited financial statements, the report of the auditor and management’s discussion and analysis is being mailed to shareholders with the Notice of Meeting and this Management Proxy Circular. Additional copies of the Annual Report are available on SEDAR at www.sedar.com and may be obtained free of charge from the Corporation upon request and will be available at the Meeting.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.
DATED at Quebec, Province of Quebec, Canada, this 1st day of November, 2006.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary

EXFO ELECTRO-OPTICAL ENGINEERING INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

SCHEDULE A

CSA Guidelines	EXFO Electro-Optical Engineering’s Corporate Governance Practices
1. Board of Directors
(a) Disclose the identity of directors who are independent.	The following directors are independent: Mr. Pierre Marcouiller Mr. Guy Marier Mr. André Tremblay Dr. David A. Thompson Mr. Michael Unger
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
Mr. Germain Lamonde - non-independent - is President and Chief Executive Officer of the Corporation and a significant shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

(c)  Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.
The majority of directors are independent.
(d)  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Michael Unger is a director of Tundra Semiconductor Corporation, a public corporation of Ottawa. Guy Marier is a Director of Bell Nordic Income Fund. Pierre Marcouiller is a Director of Héroux-Devtek Inc.

(e)  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meeting, as needed, annually and any Director may request such meeting at any time. Since September 1, 2005 and prior to November 1, 2006, three (3) meetings of independent Directors without management occurred.

(f)  Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board is not an independent director. During the financial year ended August 31, 2002, the Board of Directors designated Mr. Michael Unger to act as the independent “Lead Director”.

The Lead Director is an outside and unrelated director appointed by the Board of Directors to ensure that the Board can perform its duties in an effective and efficient manner independent of management. The appointment of a Lead Director is part of EXFO’s ongoing commitment to good corporate governance. The Lead Director will namely:
•  provide independent leadership to the Board;
•  facilitate the functioning of the Board independently of the Corporation’s management;
•  maintain and enhance the quality of the Corporation’s corporate governance practices.
•  in the absence of the Executive Chair, act as chair of meetings of the Board;
•  recommend, where necessary, the holding of special meetings of the Board;
•  serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
•  manage and investigate any report received through the Corporation website pursuant to the Corporation’s Statement on reporting Ethical Violations and Ethics and Business Conduct Policy;
•  work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board each year.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The table below indicates the directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2006:
Director	Board meetings attended	Audit Committee meetings attended	Human Resources Committee meetings attended	Independent Directors meetings attended	Total Board and Committee meetings attendance rate
Lamonde, Germain	7 of 7	n/a	n/a	n/a	100%
Marcouiller, Pierre	7 of 7	5 of 5	5 of 5	3 of 4	95%
Marier, Guy	7 of 7	5 of 5	5 of 5	4 of 4	100%
Thompson, David	4 of 7	n/a	2 of 5	1 of 4	44%
Tremblay, André	6 of 7	5 of 5	4 of 5	4 of 4	90%
Unger, Michael	7 of 7	4 of 5	5 of 5	4 of 4	95%
Attendance Rate:	90%	95%	84%	80%	88%

2. Board Mandate - Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
(a) Assuring the integrity of the executive officers and creating a culture of integrity throughout the organisation.
The Board is committed to maintaining the highest standards of integrity throughout the organisation. Accordingly, the Board adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (“Whistleblower Policy”) which are available on EXFO website at www. EXFO.com to all employees and formerly distributed to every new employees of the Corporation.

(b) Adoption of a strategic planning process
The Board provides guidance for the development of the strategic planning process and approves the process and the plan developed by management annually. In addition, the Board carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

(c) Identification of principal risks and implementing of risk management systems	The Board works with management to identify the Corporation’s principal risks and manages these risks through regular appraisal of management’s practices on an ongoing basis.
(d) Succession planning including appointing, training and monitoring senior management
The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.

(e) Communications policy
The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation’s current and potential shareholders and financial analysts. The Board adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Manager of Financial Reporting and Accounting and Internal Legal Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

(f) Integrity of internal control and management information systems
The Audit Committee has the responsibility to review the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethical behaviour. The Audit Committee meets with the Corporation’s external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

(g) Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer
The Board assumes direct responsibility for the monitoring of the Board’s corporate governance practices, the functioning of the Board and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board updated and adopted in March 2005 the following policies to fully comply with these responsibilities:
•  Audit Committee Charter*;
•  Board of Directors Corporate Governance Guidelines*;
•  Code of Ethics for our Principal Executive Officer and Senior Financial Officers*;
•  Disclosure Guidelines;
•  Ethics and Business Conduct Policy*;
•  Human Resources Committee Charter*;
•  Securities Trading Policy;
•  Statement on Reporting Ethical Violations (Whistle Blower)*.
The Board also adopted in October 2006 the Policy Regarding Hiring Employees and Former Employees of Independent Auditors which is also available on EXFO website at www.EXFO.com.
* available on EXFO website at www.EXFO.com.

(h) Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials
The Board is also responsible for the establishment and functioning of all Board committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3. Position Descriptions
(a)  Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior management or to a committee of the Board remains the responsibility of the Board. Accordingly, the chair of the Board, of the Audit Committee and of the Human Resources Committee will namely:
•  provide leadership to the Board or Committee;
•  ensure that the Board or Committee can perform its duties in an effective and efficient manner;
•  facilitate the functionary of the Board or Committee;
•  promote best practices and high standards of corporate governance.

(b)  Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the CEO. The President and Chief Executive Officer, along with the rest of management placed under his supervision, is responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4. Orientation and Continuing Education
(a)  Briefly describe what measures the board takes to orient new directors regarding
(i)  the role of the board, its committees and its directors, and
(ii)  the nature and operation of the issuer’s business.

The Human Resources Committee Charter foresees that the Human Resource Committee maintain an orientation program for New Directors.
Presentations and reports relating to the Corporation’s business and affairs are provided to new Directors. In addition, new Board members meet with senior management of the Corporation to review the business and affairs of the Corporation.

(b)  Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education programs for Directors.

5. Ethical Business Conduct
(a)  Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
i.  disclose how a person or company may obtain a copy of the code;

ii.  describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii.  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board updated and established (i) a Board of Directors Corporate Governance Guidelines (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers (iii) Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations “Whistleblower Policy” which are available on the Corporation’s website at www.EXFO.com.

The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone that does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

No material change report has been required or filed during our financial year ended August 31, 2006 with respect to any conduct constituting a departure from our Code of Ethics.

(b)  Describe any steps the board takes to ensure directors a material interest, exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Board members should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Corporation has instituted and follows a “Whistleblower Policy” where each member of the Board as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so fell required.

6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.
The Board adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and Officers.

(b)  Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Michael Unger.
The Human Resources Committee Charter namely foresees:
•  The Committee to identify individuals qualified to become members of the Board, to conduct background checks respecting such individuals, to recommend that the Board select the director nominees for the next annual meeting of shareholders;

(c) If the board has a nominating committee, describe the responsibili-ties, powers and operation of the nominating committee.
7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as a Director of the Corporation.

(b)  Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Michael Unger.

(c) If the board has a compensation committee, describe the responsibili-ties, powers and operation of the compensation committee.
The Human Resources Committee Charter namely foresees:
•  The Committee to review and approve on an annual basis with respect to the annual compensation of all senior officers;
•  The Committee to review and approve, on behalf of the Board of Directors (“the Board”) or in collaboration with the Board as applicable, on the basis of the attribution authorized by the Board, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the Corporation’s Long-Term Incentive Plan or the Deferred Share Unit Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board;
•  The committee to recommend to the Board from time to time the remuneration to be paid by the Corporation to Directors;
•  The Committee to make recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans.

(d)  If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In 2004, the Corporation hired Mercer Human Resource Consulting to conduct a full market benchmarking and review of the Corporation’s executive compensation plans. In 2006, Mercer provided data regarding market competitive annual base salary increases, which were applied to the executive compensation structure developed in 2004. In addition, Mercer completed mandates on the following topics in 2006:
•  Job classification structure & salary scales (Define Job positions vs comparable market including salary scale);
•  Development of compensation management policies & practices (to manage employee progression through the salary scale).

8. Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committee.

9.  Assessments - Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board assumes direct responsibility for the monitoring of the Board’s corporate governance practices, the functioning of the Board and the powers, mandates and performance of the Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board’s performance on an annual basis.